Exhibit 99.1

SHAREHOLDER REPORT
2017 SECOND QUARTER

AUGUST 2, 2017

# Q2

TSN
CTV
Bell

BCE

Table of contents

Management’s discussion and analysis			1
1	Overview		2
	1.1	Financial highlights	2
	1.2	Key corporate and business developments	3
	1.3	Assumptions	4
2	Consolidated financial analysis		5
	2.1	BCE consolidated income statements	5
	2.2	Customer connections	5
	2.3	Operating revenues	6
	2.4	Operating costs	8
	2.5	Net earnings	9
	2.6	Adjusted EBITDA	9
	2.7	Severance, acquisition and other costs	10
	2.8	Depreciation and amortization	10
	2.9	Finance costs	11
	2.10	Other (expense) income	11
	2.11	Income taxes	11
	2.12	Net earnings attributable to common shareholders and EPS	11
3	Business segment analysis		12
	3.1	Bell Wireless	12
	3.2	Bell Wireline	16
	3.3	Bell Media	21
4	Financial and capital management		24
	4.1	Net debt	24
	4.2	Outstanding share data	24
	4.3	Cash flows	25
	4.4	Post-employment benefit plans	26
	4.5	Financial risk management	27
	4.6	Credit ratings	28
	4.7	Liquidity	28
5	Quarterly financial information		29
6	Regulatory environment		30
7	Business risks		32
8	Accounting policies, financial measures and controls		34
	8.1	Our accounting policies	34
	8.2	Non-GAAP financial measures and key performance indicators (KPIs)	34
	8.3	Controls and procedures	37

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

MD&A

Management’s discussion and analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates. MTS means, as the context may require, until March 17, 2017, either Manitoba Telecom Services Inc. or, collectively, Manitoba Telecom Services Inc. and its subsidiaries; and Bell MTS means, from March 17, 2017, the combined operations of MTS and Bell Canada in Manitoba.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 34 to 36 for a list of defined non-GAAP financial measures and key performance indicators.

Please refer to BCE’s unaudited consolidated financial statements for the second quarter of 2017 (Q2 2017 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2016 dated March 2, 2017 (BCE 2016 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2017 dated April 25, 2017 (BCE 2017 First Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to August 2, 2017, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2016 dated March 2, 2017 (BCE 2016 AIF) and recent financial reports, including the BCE 2016 Annual MD&A and the BCE 2017 First Quarter MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q2) and six months (YTD) ended June 30, 2017 and 2016.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A including, in particular, but without limitation, the section and sub-sections entitled Assumptions, section 3.1, Bell Wireless – Key business developments, section 3.2, Bell Wireline – Key business developments and section 6, Regulatory environment, contain forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our network deployment plans and related capital investments, and our business outlook, objectives, plans and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at August 2, 2017 and, accordingly, are subject to change after this date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our business outlook, objectives, plans and strategic priorities as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing forward-looking statements contained in this MD&A. These assumptions include, without limitation, the assumptions described in the section and various sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. We believe that these assumptions were reasonable at August 2, 2017. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, or in the BCE 2017 First Quarter MD&A, the strategic priorities, business outlook and assumptions described in the BCE 2016 Annual MD&A remain substantially unchanged.

Important risk factors including, without limitation, regulatory, competitive, economic, financial, operational, technological and other risks that could cause actual results or events to differ materially from those expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements in this MD&A, include, but are not limited to, the risks described or referred to in section 6, Regulatory environment and section 7, Business risks, which sections are incorporated by reference in this cautionary statement.

We caution readers that the risks described in the above-mentioned sections and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 2, 2017. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 1

1	Overview	MD&A

1 Overview

1.1 Financial highlights

BCE Q2 2017 selected quarterly information

BCE customer connections

BCE income statements – selected information

	Q2 2017	Q2 2016	$ CHANGE	% CHANGE	YTD 2017	YTD 2016	$ CHANGE	% CHANGE
Operating revenues
Service	5,335	4,988	347	7.0%	10,386	9,896	490	5.0%
Product	364	352	12	3.4%	697	714	(17)	(2.4%)
Total operating revenues	5,699	5,340	359	6.7%	11,083	10,610	473	4.5%
Operating costs	(3,318)	(3,072)	(246)	(8.0%)	(6,488)	(6,179)	(309)	(5.0%)
Adjusted EBITDA	2,381	2,268	113	5.0%	4,595	4,431	164	3.7%
Adjusted EBITDA margin(1)	41.8%	42.5%		(0.7%)	41.5%	41.8%		(0.3%)
Net earnings attributable to:
Common shareholders	762	778	(16)	(2.1%)	1,441	1,485	(44)	(3.0%)
Preferred shareholders	32	35	(3)	(8.6%)	63	72	(9)	(12.5%)
Non-controlling interest (NCI)	17	17	–	–	32	31	1	3.2%
Net earnings	811	830	(19)	(2.3%)	1,536	1,588	(52)	(3.3%)
Adjusted net earnings	792	824	(32)	(3.9%)	1,550	1,558	(8)	(0.5%)
Net earnings per common share (EPS)	0.84	0.89	(0.05)	(5.6%)	1.62	1.71	(0.09)	(5.3%)
Adjusted EPS(1)	0.88	0.94	(0.06)	(6.4%)	1.75	1.79	(0.04)	(2.2%)

(1)	Adjusted EBITDA, adjusted EBITDA margin, adjusted net earnings, adjusted EPS and free cash flow are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin, Adjusted net earnings and adjusted EPS and Free cash flow and dividend payout ratio in this MD&A for more details, including reconciliations to the most comparable IFRS financial measures.
(2)	As a result of the acquisition of MTS on March 17, 2017, our wireless, high-speed Internet, TV and NAS subscriber bases increased by 476,932 (418,427 postpaid), 229,470, 108,107 (104,661 Internet protocol television (IPTV)) and 419,816 (223,663 residential and 196,153 business) subscribers, respectively. Subsequently, in Q2 2017, Bell’s wireless subscriber base reflected the divestiture of 104,833 postpaid subscribers to TELUS Communications Inc. (TELUS) related to BCE’s acquisition of MTS. Bell’s wireless subscriber base this quarter also reflected the removal of 7,268 subscribers (2,450 postpaid, and 4,818 prepaid), due to the decommissioning of the code division multiple access (CDMA) network in western Canada.
(3)	Following a review of customer accounts by a wholesale reseller, we have adjusted our high-speed Internet subscriber base at the beginning of Q1 2017 to remove 3,751 non-revenue generating units.

2 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	1	Overview	MD&A

BCE statements of cash flows – selected information

	Q2 2017	Q2 2016	$ CHANGE	% CHANGE	YTD 2017	YTD 2016	$ CHANGE	% CHANGE
Cash flows from operating activities	2,154	1,890	264	14.0%	3,467	3,180	287	9.0%
Capital expenditures	(1,042)	(950)	(92)	(9.7%)	(1,894)	(1,802)	(92)	(5.1%)
Free cash flow	1,094	934	160	17.1%	1,583	1,352	231	17.1%

Q2 2017 financial highlights

BCE generated revenue growth of 6.7% in Q2 2017, compared to the same period last year, reflecting higher service revenue of 7.0%, driven by growth across all three of our segments, due in part to the acquisitions of MTS on March 17, 2017 and Q9 Networks Inc. (Q9) in Q4 2016, along with service revenue growth from wireless, Internet, IPTV and media, moderated in part by the continued erosion in satellite TV and higher margin traditional voice and legacy data services revenue, including continued competitive re-pricing and customer spending pressures in our business markets.

Net earnings decreased by 2.3% in the second quarter of 2017, compared to the same period last year, due to increased net depreciation and amortization expense, lower other income and higher finance costs, partly offset by an increase in adjusted EBITDA, as growing revenues more than offset an increase in operating costs. The year-over-year decrease in net earnings was also moderated by lower severance, acquisition and other costs, and lower income taxes.

Adjusted EBITDA increased by 5.0% in Q2 2017, compared to prior year, driven by growth across all three of our segments, attributable to the flow-through of higher organic service revenues, coupled with the favourable contribution from the acquisitions of MTS and Q9. The growth in adjusted EBITDA was moderated by significant regulatory pressures in our wireless and wireline segments, greater investment in wireless subscriber retention and acquisition, as well as higher programming and content costs in our Bell Media segment.

BCE’s EPS of $0.84 in Q2 2017 decreased by $0.05 compared to the same period last year. The average number of BCE common shares outstanding increased as a result of shares issued for the acquisition of MTS which further diluted EPS as compared to Q2 2016.

Excluding the impact of severance, acquisition and other costs, net (losses) gains on investments, impairment charges, and early debt redemption costs, adjusted net earnings in the second quarter of 2017 was $792 million, or $0.88 per common share, compared to $824 million, or $0.94 per common share, for the same period last year.

Cash flows from operating activities in the second quarter of 2017 increased by $264 million, compared to Q2 2016, due to improved working capital and higher adjusted EBITDA, partly offset by higher interest payments, all of which reflected the contribution from MTS.

Free cash flow in Q2 2017 increased by $160 million, compared to the same period last year, due to an increase in cash flows from operating activities, excluding acquisition and other costs paid, partly offset by higher capital expenditures.

1.2 Key corporate and business developments

Bell launches Canada’s first widely available app-based live TV service

On May 15, 2017, Bell launched Fibe Alt TV, a completely new way to watch live and on-demand television. With no traditional TV set-top box required, Alt TV is accessed through the Fibe TV app and offers up to 500 live and on-demand channels on laptops, smartphones, tablets and Apple TV 4th Generation. Alt TV offers access to two TV streams at a time and customers can add individual channels to build their own Alt TV packages. Like Bell’s Fibe TV service, Alt TV operates as a licensed broadcast service on the privately managed Bell Fibe broadband network for in-home viewing, and on mobile or wireless fidelity (WiFi) networks outside the home.

Recognition of Bell’s environmental leadership

As part of Canada’s Top 100 Employers program, Bell was named one of Canada’s Greenest Employers for 2017. The award recognizes Bell’s ongoing commitment to minimize the environmental impact of our operations and our success in reducing waste and saving energy across our network infrastructure, information technology (IT) systems, buildings and vehicle fleet. Key factors that contributed to Bell’s win include:

  Our ISO 14001 certified environmental management system. Bell was the first Canadian communications company to achieve this international standard.
  The Bell Blue Box mobile recycling program, which has recovered more than 1.4 million phones since 2010 and donates proceeds to the Canadian Mental Health Association.
  45 Bell buildings have received BOMA BEST certifications for environmental performance, including our Montréal campus, which is the largest Leadership in Energy and Environmental Design (LEED) certified building in Québec.
  Telematics systems in 85% of Bell vehicles provide vital engine information that supports more fuel efficient driving practices.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 3

1	Overview	MD&A

1.3 Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2016 Annual MD&A, as updated or supplemented in the BCE 2017 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following economic and market assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

  Gradual improvement in economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 2.8% in 2017, a slight increase from the earlier estimate of 2.6%
  Modest employment growth, as the overall level of business investment is expected to remain soft
  Canadian dollar expected to remain at or around near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

MARKET ASSUMPTIONS

  A higher level of wireline and wireless competition in consumer, business and wholesale markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  Soft media advertising market expected, due to variable demand, and escalating costs to secure TV programming

4 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	2	Consolidated financial analysis	MD&A

2 Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q2 and YTD 2017 compared to Q2 and YTD 2016. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1 BCE consolidated income statements

	Q2 2017	Q2 2016	$ CHANGE	% CHANGE	YTD 2017	YTD 2016	$ CHANGE	% CHANGE
Operating revenues
Service	5,335	4,988	347	7.0%	10,386	9,896	490	5.0%
Product	364	352	12	3.4%	697	714	(17)	(2.4%)
Total operating revenues	5,699	5,340	359	6.7%	11,083	10,610	473	4.5%
Operating costs	(3,318)	(3,072)	(246)	(8.0%)	(6,488)	(6,179)	(309)	(5.0%)
Adjusted EBITDA	2,381	2,268	113	5.0%	4,595	4,431	164	3.7%
Adjusted EBITDA margin	41.8%	42.5%		(0.7%)	41.5%	41.8%		(0.3%)
Severance, acquisition and other costs	(36)	(57)	21	36.8%	(120)	(99)	(21)	(21.2%)
Depreciation	(769)	(713)	(56)	(7.9%)	(1,491)	(1,452)	(39)	(2.7%)
Amortization	(211)	(156)	(55)	(35.3%)	(396)	(305)	(91)	(29.8%)
Finance costs
Interest expense	(238)	(217)	(21)	(9.7%)	(472)	(436)	(36)	(8.3%)
Interest on post-employment benefit obligations	(18)	(21)	3	14.3%	(36)	(41)	5	12.2%
Other (expense) income	(1)	41	(42)	n.m.	16	64	(48)	(75.0%)
Income taxes	(297)	(315)	18	5.7%	(560)	(574)	14	2.4%
Net earnings	811	830	(19)	(2.3%)	1,536	1,588	(52)	(3.3%)
Net earnings attributable to:
Common shareholders	762	778	(16)	(2.1%)	1,441	1,485	(44)	(3.0%)
Preferred shareholders	32	35	(3)	(8.6%)	63	72	(9)	(12.5%)
Non-controlling interest	17	17	–	–	32	31	1	3.2%
Net earnings	811	830	(19)	(2.3%)	1,536	1,588	(52)	(3.3%)
Adjusted net earnings	792	824	(32)	(3.9%)	1,550	1,558	(8)	(0.5%)
EPS	0.84	0.89	(0.05)	(5.6%)	1.62	1.71	(0.09)	(5.3%)
Adjusted EPS	0.88	0.94	(0.06)	(6.4%)	1.75	1.79	(0.04)	(2.2%)

n.m.: not meaningful

2.2 Customer connections

TOTAL BCE CONNECTIONS

	Q2 2017	Q2 2016	% CHANGE
Wireless subscribers(1)	8,901,291	8,280,693	7.5%
Postpaid (1)	8,126,264	7,471,069	8.8%
High-speed Internet subscribers(1)(2)	3,718,677	3,418,785	8.8%
TV (Satellite and IPTV subscribers)(1)	2,824,016	2,750,596	2.7%
IPTV (1)	1,481,434	1,265,786	17.0%
Total growth services	15,443,984	14,450,074	6.9%
Wireline NAS lines(1)	6,479,315	6,476,683	–
Total services	21,923,299	20,926,757	4.8%

(1)	As a result of the acquisition of MTS on March 17, 2017, our wireless, high-speed Internet, TV and NAS subscriber bases increased by 476,932 (418,427 postpaid), 229,470, 108,107 (104,661 IPTV) and 419,816 (223,663 residential and 196,153 business) subscribers, respectively. Subsequently, in Q2 2017, Bell’s wireless subscriber base reflected the divestiture of 104,833 postpaid subscribers to TELUS related to BCE’s acquisition of MTS. Bell’s wireless subscriber base this quarter also reflected the removal of 7,268 subscribers (2,450 postpaid and 4,818 prepaid), due to the decommissioning of the CDMA network in western Canada.
(2)	Following a review of customer accounts by a wholesale reseller, we have adjusted our high-speed Internet subscriber base at the beginning of Q1 2017 to remove 3,751 non-revenue generating units.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 5

2	Consolidated financial analysis	MD&A

BCE NET (LOSSES) ACTIVATIONS

	Q2 2017	Q2 2016	% CHANGE	YTD 2017	YTD 2016	% CHANGE
Wireless subscribers	66,916	44,730	49.6%	67,588	34,862	93.9%
Postpaid	88,611	69,848	26.9%	124,393	95,653	30.0%
High-speed Internet subscribers	1,407	7,539	(81.3%)	16,396	27,322	(40.0%)
TV (Satellite and IPTV subscribers)	(13,337)	2,101	(734.8%)	(29,000)	12,100	(339.7%)
IPTV	16,427	35,255	(53.4%)	38,829	82,995	(53.2%)
Total growth services	54,986	54,370	1.1%	54,984	74,284	(26.0%)
Wireline NAS lines	(94,959)	(88,825)	(6.9%)	(198,233)	(196,457)	(0.9%)
Total services	(39,973)	(34,455)	(16.0%)	(143,249)	(122,173)	(17.3%)

BCE added 54,986 net new customer connections to its growth services in Q2 2017, representing a 1.1% improvement over Q2 2016. This consisted of:

  88,611 postpaid wireless customers, partly offset by the loss of 21,695 prepaid wireless customers
  1,407 high-speed Internet customers
  29,764 satellite TV customer losses, partly offset by 16,427 IPTV customer connections

In the first six months of the year, BCE added 54,984 net new growth service customers, representing a 26.0% decline over the first half of 2016. This consisted of:

  124,393 postpaid wireless customers, partly offset by the loss of 56,805 prepaid wireless customers
  16,396 high-speed Internet customers
  67,829 satellite TV customer losses, partly offset by 38,829 IPTV customer connections

NAS net losses were 94,959 in Q2 2017 and 198,233 in the first half of 2017, increasing by 6.9% and 0.9%, respectively, over the same periods last year.

Total BCE customer connections across all services increased by 4.8% in Q2 2017, compared to Q2 of last year, driven by the subscribers acquired from MTS, as well as an increase in our growth services customer base, moderated by ongoing erosion in traditional wireline NAS lines.

At June 30, 2017, BCE customer connections totalled 21,923,299 and were comprised of the following:

  8,901,291 wireless subscribers, up 7.5% compared to Q2 2016, and included 8,126,264 postpaid wireless subscribers, an increase of 8.8% compared to prior year
  3,718,677 high-speed Internet subscribers, 8.8% higher year over year
  2,824,016 total TV subscribers, up 2.7% compared to Q2 2016, and included 1,481,434 IPTV customers, up 17.0% year over year
  6,479,315 total NAS lines, which has remained stable compared to the 6,476,683 subscribers in the second quarter of 2016
2.3 Operating revenues

	Q2 2017	Q2 2016	$ CHANGE	% CHANGE	YTD 2017	YTD 2016	$ CHANGE	% CHANGE
Bell Wireless	1,959	1,735	224	12.9%	3,773	3,428	345	10.1%
Bell Wireline	3,121	2,979	142	4.8%	6,101	5,962	139	2.3%
Bell Media	796	779	17	2.2%	1,547	1,520	27	1.8%
Inter-segment eliminations	(177)	(153)	(24)	(15.7%)	(338)	(300)	(38)	(12.7%)
Total BCE operating revenues	5,699	5,340	359	6.7%	11,083	10,610	473	4.5%

6 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	2	Consolidated financial analysis	MD&A

BCE

Total operating revenues for BCE increased by 6.7% in the second quarter of 2017 and by 4.5% in the first half of the year, compared to the same periods in 2016, attributable to growth across all three of our segments. This consisted of service revenues of $5,335 million in Q2 2017 and $10,386 million in the first six months of the year, increasing by 7.0% and 5.0%, respectively, over the same periods last year. Product revenues of $364 million increased by 3.4% in the second quarter of 2017, compared to prior year. Conversely, in the first six months of the year, product revenues of $697 million declined by 2.4% over prior year.

BELL WIRELESS

Bell Wireless operating revenues increased by 12.9% in Q2 2017 and by 10.1% in the first half of 2017, compared to the same periods in the prior year, due to higher service revenues of 12.8% and 10.4%, respectively, driven by higher blended average revenue per user (ARPU), growth in our postpaid subscriber base and the positive impact from the acquisition of MTS. The growth in blended ARPU was driven by the greater proportion of postpaid subscribers in our total customer base, higher average monthly rates from the flow-through of 2016 pricing changes, and greater smartphone penetration along with a growing base of postpaid Long-term Evolution (LTE) and LTE Advanced (LTE-A) customers in our subscriber mix, which continued to drive greater data consumption and demand for larger data plans. The year-over-year growth in service revenues was moderated by the unfavourable impact from Telecom Decision CRTC 2016-171 (Telecom Decision CRTC 2016-171), issued by the Canadian Radio-television and Telecommunications Commission (CRTC) on May 5, 2016, related to 30-day cancellation policies which clarified that service providers must provide pro-rated refunds, based on the number of days left in the last monthly billing cycle after cancellation (certain aspects of which are currently the subject matter of an application for clarification by TELUS Communications Company (TCC) pursuant to the Telecommunications Act and Part 1 of the CRTC Rules of Practice). The year-over-year growth in service revenues was also moderated by the increased adoption of all-inclusive voice and text rate plans generating lower out of bundle usage. Product revenues were up 13.9% in Q2 2017 and 4.5% in the first six months of the year, compared to the same periods last year, due to the higher proportion of more expensive smartphone devices in our sales mix and a higher number of customer upgrades and gross activations, as well as the favourable impact from the acquisition of MTS, partially offset by greater promotional offers in a highly competitive marketplace.

BELL WIRELINE

Bell Wireline operating revenues grew by 4.8% in Q2 2017 and by 2.3% in the first six months of the year, compared to the same periods last year, reflecting service revenue growth of 5.3% and 3.0%, respectively, offset in part by a decline in product revenue of 0.8%, and 5.0%, respectively. The growth in service revenues benefitted from the acquisitions of MTS and Q9 along with greater Internet and IPTV subscribers coupled with higher household ARPU. This growth was moderated by significant regulatory pressures due to unfavourable CRTC rulings in 2016 relating to Internet tariffs for aggregated wholesale high-speed access services and Telecom Decision CRTC 2016-171. Additionally, wireline service revenues were further pressured by greater acquisition, retention and bundle discounts to match aggressive cable competitors promotional offers, combined with ongoing erosion in our voice and legacy data services and a declining satellite TV subscriber base. The decline in product revenues was mainly attributable to lower demand from large business customers for equipment due to market softness and competitive pressures in our wholesale market, offset in part by the favourable impact of the MTS acquisition.

BELL MEDIA

Bell Media operating revenues grew by 2.2% in Q2 2017, and by 1.8% in the first six months of 2017, compared to the same periods in 2016, driven by an increase in out-of-home (OOH) advertising revenues due to the favourable contribution from new contract wins and the acquisition of Cieslok Media Ltd. (Cieslok Media) in January 2017, which was moderated by lower TV and radio advertising revenues due in part to market softness. Subscriber revenues were up year over year due to the ongoing growth from CraveTV and our TV Everywhere Go products. Year-to-date growth in subscriber revenues also reflected Bell Media’s expansion of The Movie Network (TMN) into a national pay TV service in March 2016, partially offset by the negative impact on conventional TV advertising revenues from the CRTC’s decision to eliminate simultaneous substitution for the National Football League (NFL) Super Bowl.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 7

2	Consolidated financial analysis	MD&A

2.4 Operating costs

	Q2 2017	Q2 2016	$ CHANGE	% CHANGE	YTD 2017	YTD 2016	$ CHANGE	% CHANGE
Bell Wireless	(1,108)	(963)	(145)	(15.1%)	(2,104)	(1,895)	(209)	(11.0%)
Bell Wireline	(1,815)	(1,706)	(109)	(6.4%)	(3,533)	(3,432)	(101)	(2.9%)
Bell Media	(572)	(556)	(16)	(2.9%)	(1,189)	(1,152)	(37)	(3.2%)
Inter-segment eliminations	177	153	24	15.7%	338	300	38	12.7%
Total BCE operating costs	(3,318)	(3,072)	(246)	(8.0%)	(6,488)	(6,179)	(309)	(5.0%)

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)	Labour costs (net of capitalized costs) include wages, salaries, and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

BCE

Total BCE operating costs increased by 8.0% in Q2 2017 and by 5.0% in the first half of the year, compared to the same periods in 2016, driven by higher costs in all three of our segments.

BELL WIRELESS

Bell Wireless operating costs increased by 15.1% in Q2 2017 and by 11.0% for the first six months of the year, compared to the same periods in 2016, as a result of:

  Increased customer retention spending driven by greater promotional pricing due to a competitive marketplace, a higher proportion of premium smartphone devices in our upgrade mix, and a higher volume of subsidized upgrades
  Higher subscriber acquisition costs reflecting greater promotional pricing due to a competitive marketplace, increased sales of high-end smartphones, a larger proportion of postpaid gross activations in our mix and higher year-over-year gross activations
  The acquisition of MTS
  Increased network operating costs driven by greater LTE and LTE-A network usage
  An increase in labour costs to support the growth of the business

8 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	2	Consolidated financial analysis	MD&A

BELL WIRELINE

Bell Wireline operating costs increased by 6.4%, in Q2 2017, and by 2.9% in the first six months of 2017, compared to the same periods last year, as a result of:

  The acquisitions of MTS and Q9
  Increased payments to other carriers relating to the higher sales of international long distance minutes in our wholesale market
  Higher marketing spend in our retail market to support subscriber acquisition
  Increased fleet related costs driven by higher fuel and refurbishment expenses

These factors were partially offset by:

  Reduced labour costs mainly from workforce reductions and vendor contract savings
  Lower bad debt expense

BELL MEDIA

Bell Media operating costs increased by 2.9% in the second quarter of 2017 and by 3.2% in the first six months of the year, compared to the corresponding periods last year, mainly due to higher programming and content costs primarily relating to the ongoing CraveTV and pay TV ramp-up along with the additional expenses from the Cieslok Media acquisition and the execution of new OOH contracts. This increase in operating costs was moderated by lower labour and marketing costs.

2.5 Net earnings

Net earnings decreased by 2.3% in the second quarter of 2017, compared to the same period last year, due to increased net depreciation and amortization expense, lower other income and higher finance costs, partly offset by an increase in adjusted EBITDA, as growing revenues more than offset an increase in operating costs. The year-over-year decrease in net earnings was also moderated by lower severance, acquisition and other costs, and lower income taxes.

Year to date, net earnings of $1,536 million decreased by 3.3%, compared to the same period last year, due to increased net depreciation and amortization expense, higher finance costs, lower other income and higher severance, acquisition and other costs due mainly to the acquisition of MTS. This was partly offset by higher adjusted EBITDA, as growing revenues more than offset an increase in operating costs, and by lower income taxes.

2.6 Adjusted EBITDA

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 9

2	Consolidated financial analysis	MD&A

	Q2 2017	Q2 2016	$ CHANGE	% CHANGE	YTD 2017	YTD 2016	$ CHANGE	% CHANGE
Bell Wireless	851	772	79	10.2%	1,669	1,533	136	8.9%
Bell Wireline	1,306	1,273	33	2.6%	2,568	2,530	38	1.5%
Bell Media	224	223	1	0.4%	358	368	(10)	(2.7%)
Total BCE adjusted EBITDA	2,381	2,268	113	5.0%	4,595	4,431	164	3.7%
BCE adjusted EBITDA margin	41.8%	42.5%		(0.7%)	41.5%	41.8%		(0.3%)

BCE

BCE’s adjusted EBITDA grew by 5.0% in Q2 2017 compared to Q2 2016, driven by growth across all three of our segments. During the first half of the year, BCE’s adjusted EBITDA increased by 3.7% compared to 2016, driven by growth in our Bell Wireless and Bell Wireline segments, partly offset by a decline in our Bell Media segment. This resulted in adjusted EBITDA margin of 41.8% in Q2 2017 and 41.5% in the first six months of the year, representing a 0.7% and 0.3% decline, respectively, over the same periods in 2016.

The increase in adjusted EBITDA was driven by the flow-through of higher service revenue from growth in wireless, Internet, IPTV and media revenues, combined with the favourable contribution from the acquisitions of MTS and Q9. This was moderated by significant regulatory pressures, the ongoing erosion in our satellite TV, voice and legacy data revenues, higher investment in wireless subscriber retention and acquisition, as well as escalating programming and content costs in our Bell Media segment.

BELL WIRELESS

Bell Wireless adjusted EBITDA grew by 10.2% in Q2 2017 and by 8.9% in the first half of the year, compared to the same periods in 2016, driven by the flow-through of higher operating revenues from the continued growth in blended ARPU and in our subscriber base along with the favourable contribution to adjusted EBITDA from the acquisition of MTS, which more than offset higher year-over-year operating expenses mainly due to our greater investment in customer retention and acquisition. This resulted in adjusted EBITDA margin based on wireless operating service revenues of 46.6% and 47.1% in Q2 2017 and year to date, respectively, which represented a decline over the 47.7% and 47.8% achieved for the same respective periods last year.

BELL WIRELINE

Bell Wireline adjusted EBITDA increased by 2.6% in Q2 2017 and by 1.5% in the first half of the year, compared to the corresponding periods in 2016, as a result of the acquisitions of MTS and Q9, combined with revenue growth from our Internet and IPTV businesses. This growth was moderated by significant regulatory pressures combined with the continued decline of satellite TV and higher margin voice and legacy data revenues, including continued competitive re-pricing and customer spending pressures in our business markets.

BELL MEDIA

Bell Media adjusted EBITDA increased by 0.4% in Q2 2017, compared to the same period last year, as the growth in operating revenues combined with labour and marketing cost savings more than offset higher programming and content costs. However, on a year to date basis, these factors were more than outweighed by the flow-through of the advertising revenue pressure primarily due to the negative impact of the CRTC’s decision to eliminate simultaneous substitution for the NFL Super Bowl, which drove a 2.7% year-over-year decline in the first six months of the year.

2.7 Severance, acquisition and other costs

2017

Severance, acquisition and other costs of $36 million in the second quarter of 2017 and $120 million on a year-to-date basis included:

  Severance costs related to workforce reduction initiatives of $16 million in Q2 2017 and $47 million on a year-to-date basis
  Acquisition and other costs of $20 million in Q2 2017 and $73 million on a year-to-date basis, including transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, severance and integration costs relating to the MTS acquisition as well as a loss on sale of spectrum licences to Xplornet Communications Inc. incurred in Q1 2017.

2016

Severance, acquisition and other costs of $57 million in the second quarter of 2016 and $99 million on a year-to-date basis included:

  Severance costs related to workforce reduction initiatives of $35 million in Q2 2016 and $57 million on a year-to-date basis
  Acquisition and other costs of $22 million in Q2 2016 and $42 million on a year-to-date basis, including transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions as well as severance and integration costs relating to the privatization of Bell Aliant Inc.
2.8 Depreciation and amortization

DEPRECIATION

Depreciation in the second quarter and on a year-to-date basis in 2017 increased by $56 million and $39 million, respectively, compared to the same periods in 2016, mainly due to the acquisition of MTS and a higher depreciable asset base as we continued to invest in our broadband and wireless networks as well as our IPTV service. The increase was partly offset by lower depreciation as a result of an increase in the estimate of useful lives of certain assets as a result of our ongoing annual review process. The changes in useful lives have been applied prospectively, effective January 1, 2017, and are not expected to have a significant impact on our financial statements.

10 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	2	Consolidated financial analysis	MD&A

AMORTIZATION

Amortization in the second quarter and on a year-to-date basis in 2017 increased by $55 million and $91 million, respectively, compared to the same periods in 2016, due mainly to the acquisition of MTS and a higher asset base.

2.9 Finance costs

INTEREST EXPENSE

Interest expense in the second quarter of 2017 and on a year-to-date basis in 2017 increased by $21 million and $36 million, respectively, compared to the same periods last year, mainly as a result of higher average debt levels due in part to the acquisition of MTS, partly offset by lower average interest rates.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. On January 1, 2017, the discount rate was 4.0% as compared to 4.2% on January 1, 2016.

In the second quarter and on a year-to-date basis in 2017, interest on post-employment benefit obligations decreased by $3 million and $5 million, respectively, compared to the same periods last year, due to a lower net post-employment benefit obligation at the beginning of the year.

The impacts of changes in market conditions during the year are recognized in other comprehensive (loss) income (OCI).

2.10 Other (expense) income

2017

Other expense of $1 million in the second quarter of 2017 included losses on retirements and disposals of property, plant and equipment and intangible assets, partly offset by income from our equity investments.

Other income of $16 million on a year-to-date basis in 2017 included income from our equity investments and mark-to-market gains on derivatives used as economic hedges of share-based compensation, partly offset by losses on retirements and disposals of property, plant and equipment and intangible assets and losses on investments.

2016

Other income of $41 million in the second quarter of 2016 included mark-to-market gains on derivatives used as economic hedges of share-based compensation, partly offset by mark-to-market losses on derivatives used as economic hedges of U.S. dollar purchases.

Other income of $64 million on a year-to-date basis in 2016 included gains on investments and mark-to-market gains on derivatives used as economic hedges of share-based compensation, partly offset by mark-to-market losses on derivatives used as economic hedges of U.S. dollar purchases and early debt redemption costs.

2.11 Income taxes

Income taxes in the second quarter of 2017 decreased by $18 million compared to the same period last year, due mainly to lower taxable income.

Income taxes on a year-to-date basis in 2017 decreased by $14 million compared to the same period last year, due mainly to lower taxable income, partly offset by a lower value of uncertain tax positions favourably resolved in 2017 compared to 2016.

2.12 Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders of $762 million in the second quarter of 2017 decreased by $16 million, compared to the same period last year, due to increased net depreciation and amortization expense, lower other income and higher finance costs, partly offset by an increase in adjusted EBITDA, as growing revenues more than offset an increase in operating costs. The year-over-year decrease in net earnings was also moderated by lower severance, acquisition and other costs and lower income taxes.

Year to date, net earnings attributable to common shareholders of $1,441 million decreased by $44 million, compared to the same period last year, due to increased net depreciation and amortization expense, higher finance costs, lower other income and higher severance, acquisition and other costs due mainly to the acquisition of MTS. This was partly offset by higher adjusted EBITDA, as growing revenues more than offset an increase in operating costs, and by lower income taxes.

BCE’s EPS of $0.84 in Q2 2017 and $1.62 on a year-to-date basis in 2017 decreased by $0.05 and $0.09, respectively, compared to the same periods last year. The average number of BCE common shares outstanding increased principally as a result of shares issued for the acquisition of MTS which further diluted EPS as compared to both Q2 2016 and YTD 2016.

Excluding the impact of severance, acquisition and other costs, net (losses) gains on investments, impairment charges, and early debt redemption costs, adjusted net earnings in the second quarter of 2017 was $792 million, or $0.88 per common share, compared to $824 million, or $0.94 per common share, for the same period last year. Adjusted net earnings in the first half of 2017 was $1,550 million, or $1.75 per common share, compared to $1,558 million, or $1.79 per common share, for the first six months of 2016.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 11

3	Business segment analysis Bell Wireless	MD&A

3 Business segment analysis

3.1 Bell Wireless

Key business developments

BELL MOBILITY LTE NETWORK FIRST IN NORTH AMERICA TO BE QUAD BAND CAPABLE

Bell Mobility Inc. (Bell Mobility) announced on April 20, 2017 that its LTE network was the first in North America capable of delivering Quad Band LTE-A service, offering customers access to the fastest mobile data speeds available. Also known as 4-carrier aggregation, Quad Band technology leverages multiple bands of wireless spectrum to boost top Tri Band LTE-A mobile data speeds from 335 Megabits per second (Mbps) (expected average download speeds of 12 to 100 Mbps) to 550 Mbps (expected average download speeds of 18 to 150 Mbps). Combined with enhanced 256 QAM (quadrature amplitude modulation) technology, Bell’s Quad Band LTE-A network can now deliver mobile data speeds of up to 750 Mbps, with expected average speeds of 25 to 220 Mbps, in select areas of Ontario and British Columbia. In addition, Canada’s best national network, now up to two times faster, is available in 47 markets in 8 provinces. The new Samsung Galaxy S8 and S8+ smartphones are the first devices able to take advantage of these network speeds.

VIRGIN MOBILE RANKED HIGHEST IN CUSTOMER CARE SATISFACTION

Virgin Mobile Canada (Virgin Mobile) was ranked highest in overall customer care satisfaction in the J.D. Power 2017 Canadian Wireless Customer Care Study. The study was based on an online survey of more than 5,500 Canadian wireless customers who answered questions about their service experiences over the phone, in stores and online. As the top-ranked provider, Virgin Mobile scored 801 points (on a 1,000-point scale) with strong performance in the store, call centre and online service categories.

BELL MOBILITY AND ASTRAL OUT-OF-HOME (AOOH) TEAM UP TO ENHANCE WIRELESS NETWORK

Bell’s network team is installing mini wireless towers, known as microcells, on AOOH advertising signs in 10 Greater Toronto Area locations. These microcells will add network capacity in high-volume areas for faster browsing and fewer dropped calls during peak usage times, further strengthening the performance of Bell’s LTE mobile network. Similar units installed in 2015 have delivered significant benefits by offloading network traffic from traditional cell sites when needed. By locating the microcells on AOOH signs, they can be deployed more quickly and at a lower cost, providing a great example of synergy between Bell business units.

INTERNET OF THINGS LEADERSHIP

Bell has taken a leadership position in the fast-growing Internet of Things (IoT) sector, which enables the interconnection of a range of devices and applications that send and receive data. Applications include connected vehicles, smart city services, smart metering, asset tracking, supply chain management, security and alarm monitoring, transportation and logistics, and personal wearables for healthcare, accessibility and other applications.

  On May 30, 2017, Bell MTS launched the Innovations in Agriculture program at the University of Manitoba. The unique program will provide students with opportunities to develop innovative IoT technologies for application in agriculture and food science.
  On June 8, 2017, Bell concluded an agreement with Hyundai AutoEver Telematics America (HATA), a subsidiary of Hyundai Motor Group, to deliver a range of connected telematics services including security, safety, diagnostics and infotainment to select Hyundai and Kia vehicles over Bell’s national mobile network.

Additionally, Bell plans to launch an LTE-category M1 (LTE-M) network in 2018 to support the rapidly increasing use of IoT devices on wide-area networks in Canada. LTE-M improves the operating efficiency of IoT devices by enabling very low power consumption and better coverage in underground and other hard to reach locations.

Financial performance analysis

2017 PERFORMANCE HIGHLIGHTS

12 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	3	Business segment analysis Bell Wireless	MD&A

(1)	As a result of the acquisition of MTS on March 17, 2017, our wireless subscriber base in Q1 2017 increased by 476,932 subscribers (418,427 postpaid). Subsequently, in Q2 2017, Bell’s wireless subscriber base reflected the divestiture of 104,833 postpaid subscribers to TELUS related to BCE’s acquisition of MTS. Bell’s wireless subscriber base this quarter also reflected the removal of 7,268 subscribers (2,450 postpaid and 4,818 prepaid), due to the decommissioning of the CDMA network in western Canada.

BELL WIRELESS RESULTS

REVENUES

	Q2 2017	Q2 2016	$ CHANGE	% CHANGE	YTD 2017	YTD 2016	$ CHANGE	% CHANGE
External service revenues	1,818	1,610	208	12.9%	3,523	3,189	334	10.5%
Inter-segment service revenues	10	10	–	–	20	19	1	5.3%
Total operating service revenues	1,828	1,620	208	12.8%	3,543	3,208	335	10.4%
External product revenues	129	114	15	13.2%	228	218	10	4.6%
Inter-segment product revenues	2	1	1	100.0%	2	2	–	–
Total operating product revenues	131	115	16	13.9%	230	220	10	4.5%
Total Bell Wireless revenues	1,959	1,735	224	12.9%	3,773	3,428	345	10.1%

Bell Wireless operating revenues increased by 12.9% in Q2 2017 and by 10.1% in the first half of 2017, compared to the same periods last year, due to both higher service and product revenues.

  Service revenues grew by 12.8% in the current quarter and by 10.4% year to date, compared to the same periods in 2016, driven by higher blended ARPU, postpaid subscriber base growth and the favourable contribution from the acquisition of MTS. The growth in blended ARPU was driven by the greater proportion of postpaid subscribers in our total customer base, higher average monthly rates from the flow-through of 2016 pricing changes, and greater smartphone penetration along with a growing base of postpaid LTE and LTE-A customers in our subscriber mix, which continued to drive greater data consumption and demand for larger data plans. The year-over-year growth in service revenues was moderated by the unfavourable impact of Telecom Decision CRTC 2016-171 and the increased adoption of all-inclusive voice and text rate plans resulting in lower out of bundle usage.
  Product revenues were up 13.9% in Q2 2017 and 4.5% in the first six months of the year, compared to the same periods last year, due to the higher proportion of more expensive smartphone devices in our sales mix and a higher number of customer upgrades and gross activations, as well as the favourable impact from the acquisition of MTS, partially offset by greater promotional offers in a highly competitive marketplace

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 13

3	Business segment analysis Bell Wireless	MD&A

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2017	Q2 2016	$ CHANGE	% CHANGE	YTD 2017	YTD 2016	$ CHANGE	% CHANGE
Operating costs	(1,108)	(963)	(145)	(15.1%)	(2,104)	(1,895)	(209)	(11.0%)
Adjusted EBITDA	851	772	79	10.2%	1,669	1,533	136	8.9%
Total adjusted EBITDA margin	43.4%	44.5%		(1.1%)	44.2%	44.7%		(0.5%)
Adjusted EBITDA margin (service revenues)	46.6%	47.7%		(1.1%)	47.1%	47.8%		(0.7%)

Bell Wireless operating costs were up by 15.1% in Q2 2017 and by 11.0% year to date, compared to the same periods in 2016, as a result of:

  Increased customer retention spending driven by greater promotional pricing due to a competitive marketplace, a higher proportion of premium smartphone devices in our upgrade mix, and a higher volume of subsidized upgrades
  Higher subscriber acquisition costs reflecting greater promotional pricing due to a competitive marketplace, increased sales of high-end smartphones, a larger proportion of postpaid gross activations in our mix and higher year-over-year gross activations
  The acquisition of MTS
  Increased network operating costs driven by greater LTE and LTE-A network usage
  An increase in labour costs to support the growth of the business

Bell Wireless adjusted EBITDA grew by 10.2% in Q2 2017 and by 8.9% in the first six months of the year, compared to the same periods last year, attributable to the flow-through of higher operating revenues from the continued growth in blended ARPU and in our subscriber base along with the favourable contribution to adjusted EBITDA from the acquisition of MTS, which more than offset higher year-over-year operating expenses driven primarily by our greater investment in customer retention and acquisition. This resulted in an adjusted EBITDA margin based on wireless operating service revenues of 46.6% and 47.1% in Q2 2017 and year to date, respectively, which represented a decline over the 47.7% and 47.8% achieved for the same respective periods last year.

BELL WIRELESS OPERATING METRICS

	Q2 2017	Q2 2016	CHANGE	% CHANGE	YTD 2017	YTD 2016	CHANGE	% CHANGE
Blended ARPU ($/month)	67.28	64.32	2.96	4.6%	66.48	63.67	2.81	4.4%
Gross activations	403,418	379,233	24,185	6.4%	751,870	710,856	41,014	5.8%
Postpaid	339,392	316,977	22,415	7.1%	636,008	592,392	43,616	7.4%
Prepaid	64,026	62,256	1,770	2.8%	115,862	118,464	(2,602)	(2.2%)
Net activations (losses)	66,916	44,730	22,186	49.6%	67,588	34,862	32,726	93.9%
Postpaid	88,611	69,848	18,763	26.9%	124,393	95,653	28,740	30.0%
Prepaid	(21,695)	(25,118)	3,423	13.6%	(56,805)	(60,791)	3,986	6.6%
Blended churn % (average per month)	1.27%	1.35%		0.08%	1.31%	1.37%		0.06%
Postpaid	1.08%	1.15%		0.07%	1.12%	1.15%		0.03%
Prepaid	3.19%	3.21%		0.02%	3.24%	3.32%		0.08%
Subscribers(1)	8,901,291	8,280,693	620,598	7.5%	8,901,291	8,280,693	620,598	7.5%
Postpaid (1)	8,126,264	7,471,069	655,195	8.8%	8,126,264	7,471,069	655,195	8.8%
Prepaid	775,027	809,624	(34,597)	(4.3%)	775,027	809,624	(34,597)	(4.3%)

(1)	As a result of the acquisition of MTS on March 17, 2017, our wireless subscriber base in Q1 2017 increased by 476,932 subscribers (418,427 postpaid). Subsequently, in Q2 2017, Bell’s wireless subscriber base reflected the divestiture of 104,833 postpaid subscribers to TELUS related to BCE’s acquisition of MTS. Bell’s wireless subscriber base this quarter also reflected the removal of 7,268 subscribers (2,450 postpaid and 4,818 prepaid), due to the decommissioning of the CDMA network in western Canada.

Blended ARPU of $67.28 increased by 4.6% in Q2 2017, and by 4.4% for the first six months of the year, compared to the same periods in 2016. The increase was due to the greater proportion of postpaid subscribers in our total customer base, higher postpaid ARPU driven by the flow-through of 2016 pricing changes, a higher mix of postpaid customers with smartphones and other data devices in our total customer base driving demand for larger data plans due to greater data consumption from e-mail, web browsing, social networking, mobile banking, text messaging, mobile TV, picture and video messaging, as well as entertainment services such as video streaming, music downloads and gaming. The growth in ARPU was also favourably impacted by greater data consumption from the higher speeds enabled by the continued expansion of our Fourth Generation (4G) LTE and LTE-A networks. The growth in blended ARPU was moderated by the negative impact of Telecom Decision CRTC 2016-171 along with the unfavourable impact of larger plans with higher data usage thresholds, unlimited local and long distance calling, and a greater mix of shared plans.

Total gross wireless activations increased by 6.4% in Q2 2017 and by 5.8% year to date, compared to the same periods last year, due to higher postpaid gross activations in both Q2 2017 and in the first half of the year compared to the same periods last year. Prepaid gross activations were also higher in Q2 2017, compared to Q2 2016, while there was a moderate decline in prepaid gross activations for the first six months of the year compared to the same period last year.

  Postpaid gross activations increased by 7.1% in Q2 2017 and by 7.4% in the first half of the year, compared to the same periods in 2016, due to greater market activity and the acquisition of MTS
  Prepaid gross activations increased by 2.8% in the second quarter of 2017 due to the acquisition of MTS. The year-to-date decline of 2.2% reflected our continued focus on postpaid acquisitions.

14 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	3	Business segment analysis Bell Wireless	MD&A

Blended wireless churn improved by 0.08% to 1.27% in the second quarter of 2017 and by 0.06% to 1.31% year to date, compared to the same periods in 2016, reflecting both lower postpaid and prepaid churn.

  Postpaid churn improved by 0.07% to 1.08% in Q2 2017 and by 0.03% to 1.12% in the first six months of the year, driven by the favourable impact of our ongoing investments in customer retention and improved client experience
  Prepaid churn improved by 0.02% to 3.19% in the current quarter and by 0.08% to 3.24% year to date, due to the fewer customer deactivations year-over-year

Postpaid net activations grew by 26.9% in Q2 2017 and by 30.0% in the first half of the year, compared to the same periods last year, driven by higher gross activations offset in part by greater customer deactivations.

Prepaid net customer losses improved by 13.6% in the second quarter of 2017 and by 6.6% in the first half of the year, compared to the same periods in 2016, due to fewer year-over-year customer deactivations.

Wireless subscribers totalled 8,901,291 at June 30, 2017, including 476,932 subscribers (418,427 postpaid) acquired on March 17, 2017 as a result of the acquisition of MTS, representing an increase of 7.5% since the end of the second quarter of 2016. Subsequently, in Q2 2017, Bell’s wireless subscriber base reflected the divestiture of 104,833 postpaid subscribers to TELUS related to BCE’s acquisition of MTS, as well as the removal of 7,268 subscribers (2,450 postpaid and 4,818 prepaid), due to the decommissioning of the CDMA network in western Canada. The proportion of Bell Wireless customers subscribing to postpaid service increased to 91% in Q2 2017 from 90% in Q2 2016.

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2016 Annual MD&A, as updated or supplemented in the BCE 2017 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Maintain our market share of incumbent wireless postpaid net additions
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades, reflecting a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Higher blended ARPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates from 2016 pricing changes
  Completion of the LTE network buildout to 99% of the Canadian population and expansion of the LTE-A network coverage to approximately 87% of the Canadian population, including Manitoba
  Ability to monetize increasing data usage and customer subscriptions to new data services
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 15

3	Business segment analysis Bell Wireline	MD&A

3.2 Bell Wireline

Key business developments

BELL LAUNCHES CANADA’S FIRST WIDELY AVAILABLE APP-BASED LIVE TV SERVICE

On May 15, 2017, Bell launched Fibe Alt TV, a completely new way to watch live and on-demand television. With no traditional TV set-top box required, Alt TV is accessed through the Fibe TV app and offers up to 500 live and on-demand channels on laptops, smartphones, tablets and Apple TV 4th Generation. Alt TV offers access to two TV streams at a time and customers can add individual channels to build their own Alt TV packages. Like Bell’s Fibe TV service, Alt TV operates as a licensed broadcast service on the privately managed Bell Fibe broadband network for in-home viewing, and on mobile or WiFi networks outside the home.

NEW FIBE TV APP FEATURE TO WATCH TV RECORDINGS ANYWHERE

In another television innovation from Bell, Fibe TV customers in Ontario and Québec can now watch their personal video recorder (PVR) recordings on the go on their tablets, smartphones and laptops with the Fibe TV app. In addition to accessing recorded content anywhere, the Fibe TV app allows customers to watch over 500 live and on demand channels, set and manage recordings, use a smartphone or tablet as a remote control, and access TV service on Apple TV.

BELL RECOGNIZED AS NORTH AMERICAN FIBRE-TO-THE-HOME (FTTH) LEADER

In June 2017, the Fiber Broadband Association, an industry group supporting the delivery of all-fibre networks across North America, named Bell the 2017 winner of its Star Award, alongside Verizon and Google Fiber, for remarkable achievements in the advancement of FTTH. The award highlights Bell’s major network investments to bring fibre optic connections directly to homes and businesses in Ontario, Québec, Atlantic Canada and Manitoba. Bell’s FTTH network is the largest in Canada, connecting 3.4 million locations at the end of the second quarter with plans to reach more than 3.7 million by the end of 2017. Following city-wide FTTH deployments in Québec City, Toronto and centres across Atlantic Canada, Bell broke ground earlier this year on an $854 million project to bring direct fibre links to 1.1 million homes and businesses throughout Montréal, and plans to invest an additional $1 billion over the next five years to expand broadband infrastructure in Manitoba.

Financial performance analysis

2017 PERFORMANCE HIGHLIGHTS

16 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	3	Business segment analysis Bell Wireline	MD&A

(1)	As a result of the acquisition of MTS on March 17, 2017, our high-speed Internet, TV and NAS subscriber bases increased by 229,470, 108,107 (104,661 IPTV) and 419,816 (223,663 residential and 196,153 business) subscribers, respectively.
(2)	Following a review of customer accounts by a wholesale reseller, we have adjusted our high-speed Internet subscriber base at the beginning of Q1 2017 to remove 3,751 non-revenue generating units.

BELL WIRELINE RESULTS

REVENUES

	Q2 2017	Q2 2016	$ CHANGE	% CHANGE	YTD 2017	YTD 2016	$ CHANGE	% CHANGE
Data	1,798	1,685	113	6.7%	3,505	3,342	163	4.9%
Local and access	813	781	32	4.1%	1,588	1,570	18	1.1%
Long distance	167	183	(16)	(8.7%)	335	374	(39)	(10.4%)
Other services	55	51	4	7.8%	99	98	1	1.0%
Total external service revenues	2,833	2,700	133	4.9%	5,527	5,384	143	2.7%
Inter-segment service revenues	50	39	11	28.2%	99	78	21	26.9%
Total operating service revenues	2,883	2,739	144	5.3%	5,626	5,462	164	3.0%
Data	125	122	3	2.5%	248	259	(11)	(4.2%)
Equipment and other	111	116	(5)	(4.3%)	222	237	(15)	(6.3%)
Total external product revenues	236	238	(2)	(0.8%)	470	496	(26)	(5.2%)
Inter-segment product revenues	2	2	–	–	5	4	1	25.0%
Total operating product revenues	238	240	(2)	(0.8%)	475	500	(25)	(5.0%)
Total Bell Wireline revenues	3,121	2,979	142	4.8%	6,101	5,962	139	2.3%

Bell Wireline operating revenues grew by 4.8% in Q2 2017 and by 2.3% in the first half of the year, compared to the same periods in 2016, due to growth in data, local and access and other services revenues, moderated by declines in long distance and product revenues.

Bell Wireline service revenues increased by 5.3% in the second quarter of 2017, and by 3.0% in the first six months of the year, compared to the same periods last year, reflecting the acquisitions of MTS and Q9 along with greater Internet and IPTV subscribers coupled with higher household ARPU. The growth was moderated by significant regulatory pressures due to unfavourable CRTC rulings in 2016 relating to Internet tariffs for aggregated wholesale high-speed access services and Telecom Decision CRTC 2016-171. Additionally, wireline service revenues were further pressured by greater acquisition, retention and bundle discounts to match aggressive cable competitors promotional offers, combined with ongoing erosion in our voice and legacy data services and a declining satellite TV subscriber base.

  Data revenues increased by 6.7% in Q2 2017 and by 4.9% in the first six months of 2017, compared to the corresponding periods of 2016, as a result of the favourable impact from the acquisition of MTS, Internet and IPTV subscriber growth and rate increases, higher business solutions services revenue driven by the acquisition of Q9 along with growth in IP-based services. This was moderated by the unfavourable CRTC regulatory impacts relating to lower revised interim rates for aggregated wholesale high-speed Internet access services and Telecom Decision CRTC 2016-171. Data revenues were also unfavourably impacted by the continued decline and competitive pricing pressure in legacy data from our business markets and increased acquisition, retention and bundle discounts on residential TV and Internet services due to aggressive offers from cable competitors.
  Local and access revenues increased by 4.1% in Q2 2017 and by 1.1% in the first half of 2017, compared to the same periods last year, due to the acquisition of MTS and residential rate increases. This was moderated by continued NAS line erosion due to technological substitution to wireless and Internet-based services, large business customer conversions to IP-based data services, ongoing competitive pricing pressures, as well as the unfavourable impact from Telecom Decision CRTC 2016-171.
  Long distance revenues decreased by 8.7% this quarter, and by 10.4% in the first half of the year, compared to the corresponding periods in 2016, due to fewer minutes of use by residential and business customers, resulting from NAS line losses, technology substitution to wireless and over-the-top (OTT) Internet-based services, as well as continued rate pressures in our residential market from customer adoption of premium rate plans. This was partly offset by the favourable impact from the acquisition of MTS along with increased sales of international long distance minutes in our wholesale market.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 17

3	Business segment analysis Bell Wireline	MD&A

  Other services revenues increased by 7.8% in the second quarter of 2017 and by 1.0% in the first six months of the year compared to prior year, driven by the acquisition of MTS

Bell Wireline product revenues decreased by 0.8% in Q2 2017 and by 5.0% in the first six months of the year, compared to the same periods last year, driven by lower demand from large business customers for equipment as a result of market softness and competitive pressures in our wholesale market, mitigated in part by the favourable impact from the acquisition of MTS.

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2017	Q2 2016	$ CHANGE	% CHANGE	YTD 2017	YTD 2016	$ CHANGE	% CHANGE
Operating costs	(1,815)	(1,706)	(109)	(6.4%)	(3,533)	(3,432)	(101)	(2.9%)
Adjusted EBITDA	1,306	1,273	33	2.6%	2,568	2,530	38	1.5%
Adjusted EBITDA margin	41.8%	42.7%		(0.9%)	42.1%	42.4%		(0.3%)

Bell Wireline operating costs increased by 6.4%, in Q2 2017, and by 2.9%, in the first six months of 2017, compared to the same periods last year, as a result of:

  The acquisitions of MTS and Q9
  Increased payments to other carriers relating to higher sales of international long distance minutes in our wholesale market
  Higher marketing spend in our retail market to support subscriber acquisition
  Increased fleet related costs driven by higher fuel and refurbishment expenses

These factors were partially offset by:

  Reduced labour costs mainly from workforce reductions and vendor contract savings
  Lower bad debt expense

Bell Wireline adjusted EBITDA increased by 2.6% in Q2 2017 and by 1.5% in the first six months of 2017, compared to the same periods in 2016, with corresponding adjusted EBITDA margin of 41.8% in Q2 2017 and 42.1% year to date, down from the 42.7% and 42.4%, respectively, in the same periods last year. The year-over-year increase in adjusted EBITDA reflected:

  The contribution from the MTS and Q9 acquisitions
  Ongoing growth from our Internet and IPTV businesses in a highly competitive environment

These factors were partially offset by:

  Unfavourable CRTC regulatory rulings from 2016 relating to Internet tariffs for aggregated wholesale high-speed access services and Telecom Decision CRTC 2016-171
  The continued decline of satellite TV revenues and of higher margin voice and legacy data revenues, including continued competitive re-pricing and customer spending pressures in our business market

BELL WIRELINE OPERATING METRICS

Data

High-speed Internet

	Q2 2017	Q2 2016	CHANGE	% CHANGE	YTD 2017	YTD 2016	CHANGE	% CHANGE
High-speed Internet net activations	1,407	7,539	(6,132)	(81.3%)	16,396	27,322	(10,926)	(40.0%)
High-speed Internet subscribers(1)(2)	3,718,677	3,418,785	299,892	8.8%	3,718,677	3,418,785	299,892	8.8%

(1)	As a result of the acquisition of MTS on March 17, 2017, our high-speed Internet subscriber base increased by 229,470.
(2)	Following a review of customer accounts by a wholesale reseller, we have adjusted our high-speed Internet subscriber base at the beginning of Q1 2017 to remove 3,751 non-revenue generating units.

High-speed Internet subscriber net activations declined by 81.3% in Q2 2017 and by 40.0% in the first six months of the year, compared to the same periods in 2016, from increased residential churn driven by highly aggressive offers from cable competitors, particularly in our non-FTTH footprint and greater student deactivations. This was partly offset by higher activations from the launch of Home Internet service by Virgin Mobile in the second half of 2016, greater retail gross activations primarily in our FTTH footprint, increased pull-through of our IPTV service bundle offers, as well as modest growth from our business market.

High-speed Internet subscribers at June 30, 2017 totalled 3,718,677, up 8.8% from the end of Q2 2016, partly due to the subscribers acquired from MTS

TV

	Q2 2017	Q2 2016	CHANGE	% CHANGE	YTD 2017	YTD 2016	CHANGE	% CHANGE
Net subscriber (losses) activations	(13,337)	2,101	(15,438)	(734.8%)	(29,000)	12,100	(41,100)	(339.7%)
IPTV	16,427	35,255	(18,828)	(53.4%)	38,829	82,995	(44,166)	(53.2%)
Total subscribers(1)	2,824,016	2,750,596	73,420	2.7%	2,824,016	2,750,596	73,420	2.7%
IPTV (1)	1,481,434	1,265,786	215,648	17.0%	1,481,434	1,265,786	215,648	17.0%

(1)	As a result of the acquisition of MTS on March 17, 2017, our TV subscriber base increased by 108,107 (104,661 IPTV).

18 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	3	Business segment analysis Bell Wireline	MD&A

IPTV net subscriber activations decreased by 53.4% in the second quarter of 2017 and by 53.2% in the first half of 2017, compared to the same periods last year, driven by an increased number of retail customers coming off promotional offers, aggressive residential offers for service bundles from cable competitors, particularly in our non-FTTH footprint, the impact of maturing Fibe TV markets, minimal new footprint expansion in 2017 and accelerating substitution of traditional TV services with OTT services. This was partially mitigated by greater gross activations, mainly in our FTTH footprint and higher activations from the launch of Fibe Alt TV on May 15, 2017.

Satellite TV net customer losses improved by 10.2% in Q2 2017 and by 4.3% in the first six months of the year, compared to the corresponding periods in 2016, driven by lower residential deactivations resulting from a more mature subscriber base, coupled with higher activations in our small business market. This was moderated by the unfavourable impact of aggressive residential promotional offers from cable competitors.

Total TV net subscriber activations (IPTV and satellite TV combined) declined by 15,438 in Q2 2017, and by 41,100 in the first half of the year, compared to the same periods in the prior year, due to lower IPTV net activations, partly offset by fewer satellite TV net losses, as described above.

IPTV subscribers at June 30, 2017 totalled 1,481,434, up 17.0% from 1,265,786 subscribers reported at the end of Q2 2016, due in part to the subscribers acquired from MTS.

Satellite TV subscribers at June 30, 2017 totalled 1,342,582, down 9.6% from 1,484,810 subscribers at the end of Q2 of last year.

Total TV subscribers (IPTV and satellite TV combined) at June 30, 2017 were 2,824,016, representing a 2.7% increase since the end of the second quarter of 2016, partly due to the subscribers acquired from MTS.

Local and access

	Q2 2017	Q2 2016	CHANGE	% CHANGE	YTD 2017	YTD 2016	CHANGE	% CHANGE
NAS LINES
Residential(1)	3,332,976	3,397,711	(64,735)	(1.9%)	3,332,976	3,397,711	(64,735)	(1.9%)
Business(1)	3,146,339	3,078,972	67,367	2.2%	3,146,339	3,078,972	67,367	2.2%
Total	6,479,315	6,476,683	2,632	–	6,479,315	6,476,683	2,632	–
NAS NET LOSSES
Residential	(67,005)	(68,593)	1,588	2.3%	(140,426)	(136,021)	(4,405)	(3.2%)
Business	(27,954)	(20,232)	(7,722)	(38.2%)	(57,807)	(60,436)	2,629	4.4%
Total	(94,959)	(88,825)	(6,134)	(6.9%)	(198,233)	(196,457)	(1,776)	(0.9%)

(1)	As a result of the acquisition of MTS on March 17, 2017, our NAS subscriber base increased by 419,816 (223,663 residential and 196,153 business) subscribers.

NAS net losses increased by 6.9% in Q2 2017 compared to prior year due to higher business losses, partly offset by lower residential losses. Conversely, during the first six months of the year, NAS net losses increased by 0.9% year over year, due to higher residential losses, partly offset by lower business losses.

Residential NAS net losses improved by 2.3% in the second quarter of 2017 compared to prior year, driven by greater pull-through from our IPTV service bundle offers, and higher activations from upsell to existing Bell Internet and IPTV customers. This improvement was partially offset by aggressive competitive offers from cable TV providers, ongoing wireless and Internet-based technology substitution, a greater number of retail customers coming off promotional offers and the inclusion of Bell MTS net losses. These factors drove higher year-to-date residential NAS net losses of 3.2%, compared to last year.

Business NAS net losses increased by 38.2% in Q2 2017 compared to prior year driven by pressures in our large business market, mainly attributable to customer migrations to IP-based services and a higher number of new voice line installations in Q2 2016, partly offset by higher activations in our small business market. During the first six months of the year, business NAS net losses improved by 4.4%, as these factors were more than offset by fewer competitive losses in our large business market.

NAS subscribers at June 30, 2017 totalled 6,479,315, largely stable compared to the 6,476,683 subscribers reported at the end of Q2 2016. This represented a significant improvement from the 6.2% subscriber base erosion experienced in the second quarter of 2016, primarily driven by the subscribers acquired from MTS.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 19

3	Business segment analysis Bell Wireline	MD&A

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2016 Annual MD&A, as updated or supplemented in the BCE 2017 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Positive full-year adjusted EBITDA growth
  Continued growth in residential IPTV and Internet subscribers
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecom competitors continue to intensify their focus on business customers
  Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  TV unbundling will not materially accelerate the downsizing of TV packages by customers
  Realization of cost savings related to management workforce attrition and retirements, lower contracted rates from our suppliers, reduction of traffic that is not on our network and operating synergies from the integration of MTS
  Softer wholesale financial performance due to a CRTC decision in October 2016 that significantly lowered capacity-based billing rates for aggregated wholesale high-speed Internet access services
  No other changes in regulations affecting our wireline business having material financial, operational or competitive consequences

20 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	3	Business segment analysis Bell Media	MD&A

3.3 Bell Media

Key business developments

CTV IS CANADA’S MOST-WATCHED NETWORK FOR 16TH YEAR IN A ROW

CTV ended the core 2016/2017 television viewing season (fall, winter and spring) as the most-watched Canadian television network in primetime for a 16th year in a row. Final data from Numeris, a primary provider of viewership figures for television and radio outlets in Canada, confirmed that CTV had more top 20 programs than all other competitors combined, with 12 of the top 20 among viewers aged 18 to 34. Overall, CTV laid claim to 6 or more of the top 10 programs in total viewers and in all key demographics, including 8 of the top 10 series among viewers aged 18 to 34, and delivered the top 2 new programs of the season. Numeris data also confirmed that CTV delivered 35% more viewers than its next closest competitor for those aged 25 to 54 as well as for total viewers, and increased its lead to 39% for viewers aged 18 to 49 and to 48% with millennials aged 18 to 34.

CTV UPFRONT EVENT SHOWCASES 2017/2018 PROGRAMMING LINEUP

At the CTV Upfront event on June 7, 2017, Bell Media presented the network’s new schedule for the 2017/2018 broadcast season to advertisers, which featured 17 new primetime series and 11 returning top 20 series. CTV’s fall schedule will deliver new series on six out of seven nights, a major expansion of local news programming with weekday newscasts at 5 p.m. across all CTV local stations, the addition of NFL football programming on Thursday nights, as well as television’s biggest slate of live event programming, including Super Bowl 52, The 2018 FIFA World Cup, The 90th Academy Awards, The 75th Annual Golden Globe Awards, The 69th Primetime Emmy Awards, The 2017 American Music Awards, The 2018 Billboard Music Awards and The 2018 iHeartRadio Much Music Video Awards.

MONTREAL CANADIENS REGIONAL TV BROADCAST RIGHTS AGREEMENT

On June 13, 2017, Bell Media concluded a comprehensive new multi-year regional broadcast rights agreement with the Montreal Canadiens making TSN the official English-language regional broadcaster of the team beginning with the 2017-18 season. The new agreement sees TSN air a slate of games in the Montréal Canadiens’ designated broadcast region, which spans Eastern and Northern Ontario, Québec, and Atlantic Canada. RDS continues to be the French-language home for regional Montréal Canadiens games.

BELL MEDIA BECOMES EXCLUSIVE NFL BROADCASTER IN CANADA

On June 7, 2017, Bell Media concluded a multi-year rights agreement extension with the NFL that makes Bell Media the exclusive TV broadcast partner of the NFL in Canada. The partnership also features expanded digital opportunities which include syndication rights for NFL highlights in Canada, as well as expanded footage and programming rights to further bolster Bell Media’s non-game NFL-focused content. The expanded agreement also includes the NFL’s THURSDAY NIGHT FOOTBALL package, which will air on TSN and CTV Two for the first time, and return to RDS, beginning with the 2017 season.

OFFLINE VIEWING FEATURE LAUNCHED ON TMN GO

On June 29, 2017, TMN, HBO Canada and The Movie Network Encore launched offline viewing on the TMN GO video-streaming platform. The new feature allows subscribers to download movies and series on their iOS and Android tablets and smartphones, for playback without an Internet connection.

IHEARTRADIO CANADA HITS 1 MILLION DOWNLOADS

Canada’s #1 radio streaming service, iHeartRadio Canada, surpassed 1 million app downloads on June 2, 2017. Launched in October 2016, iHeartRadio Canada is consistently a Top 10 free music app in the Apple and Google Play app stores.

STRATEGIC PARTNERSHIP IN KIDS AND YOUTH ENTERTAINMENT

On June 7, 2017, Bell Media announced a strategic partnership with Wow Unlimited Media Inc. (Wow) to produce kids and youth entertainment. As part of the partnership, Bell Media will leverage Wow’s programming for use across all our platforms including CraveTV and Bell Media’s new SnackableTV, a free mobile app featuring short clips from pay and specialty channels and popular Bell Media programs.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 21

3	Business segment analysis Bell Media	MD&A

Financial performance analysis

2017 PERFORMANCE HIGHLIGHTS

Bell Media
Revenues
(in $ millions)

$779
$796
+2.2%
Q2 2016
Q2 2017

Bell Media
Adjusted EBITDA
(in $ millions)

$223
$224
+0.4%
Q2 2016
Q2 2017

Bell Media
Revenues
(in $ millions)

$1,520
$1,547
+1.8%
YTD 2016
YTD 2017

Bell Media
Adjusted EBITDA
(in $ millions)

$368
$358
(2.7%)
YTD 2016
YTD 2017

CTV is the most-watched Canadian TV network

11 of top 20 programs

Nationally among total viewers Q2 2017 (spring season)

BELL MEDIA RESULTS

REVENUES

	Q2 2017	Q2 2016	$ CHANGE	% CHANGE	YTD 2017	YTD 2016	$ CHANGE	% CHANGE
Total external revenues	683	678	5	0.7%	1,335	1,323	12	0.9%
Inter-segment revenues	113	101	12	11.9%	212	197	15	7.6%
Total Bell Media revenues	796	779	17	2.2%	1,547	1,520	27	1.8%

Bell Media operating revenues increased by 2.2% in Q2 2017 and by 1.8% in the first six months of the year, compared to the same periods in 2016.

Advertising revenues increased in Q2 2017 but declined in the first six months of 2017, compared to the same periods last year. The growth in Q2 2017 was driven by higher OOH advertising revenues as a result of the positive contribution from newly awarded contracts and the Cieslok Media acquisition in January 2017. This growth was moderated by continued market softness which unfavourably impacted our conventional TV, specialty TV and radio advertising revenues. The decline in specialty TV advertising revenues also reflected a year-over-year decrease from our specialty sports services as 2016 benefitted from the National Basketball Association playoffs and the success of the Toronto Raptors during the post season as well as the broadcast of the 2016 Union of European Football Associations European championship (EURO Cup), which was partially mitigated by higher advertising revenues from English specialty and digital media. The CRTC’s decision to eliminate simultaneous substitution for the NFL Super Bowl contributed to the year-to-date decline in advertising revenues.

Subscriber revenues were up in both the second quarter and in the first six months of 2017, compared to the same periods last year, driven by higher revenues from CraveTV and our TV Everywhere Go Products from continued subscriber growth. Year-to-date subscriber revenues also reflected the favourability from the expansion of TMN into a national pay TV service in March 2016.

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2017	Q2 2016	$ CHANGE	% CHANGE	YTD 2017	YTD 2016	$ CHANGE	% CHANGE
Operating costs	(572)	(556)	(16)	(2.9%)	(1,189)	(1,152)	(37)	(3.2%)
Adjusted EBITDA	224	223	1	0.4%	358	368	(10)	(2.7%)
Adjusted EBITDA margin	28.1%	28.6%		(0.5%)	23.1%	24.2%		(1.1%)

22 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	3	Business segment analysis Bell Media	MD&A

Bell Media operating costs increased by 2.9% in the second quarter of 2017 and by 3.2% in the first six months of the year, compared to the corresponding periods last year, mainly due to higher programming and content costs relating to the ongoing CraveTV and pay TV ramp-up, increased expenses resulting from the Cieslok Media acquisition, as well as the execution of newly awarded OOH contracts. This increase in operating costs was partially mitigated by year-over-year savings in sports TV relating to the EURO Cup broadcasting expenses incurred in 2016, reduced labour costs, and lower marketing cost.

Bell Media adjusted EBITDA increased by 0.4% in Q2 2017, compared to last year, as the growth in operating revenues combined with labour and marketing cost savings more than offset higher programming and content costs. However, on a year-to-date basis, these factors were more than offset by the flow-through of the advertising revenue pressure primarily due to the negative impact of the CRTC’s decision to eliminate simultaneous substitution for the NFL Super Bowl, which drove a 2.7% year-over-year decline in the first six months of the year.

BELL MEDIA OPERATING METRICS

  CTV was the top ranked network in Canada for the 13th consecutive spring season among total viewers and in all key adult demographics in primetime, with eleven of the top 20 programs among total viewers as well as ten of the top 20 programs with key viewers aged 18 to 34 and aged 25 to 54
  Bell Media’s English specialty and pay TV properties reached 80% of all Canadian English specialty and pay TV viewers in the average week. Five of the top 10 English specialty and pay TV channels among viewers aged 25 to 54 were Bell Media properties (TSN, Space, TMN, Discovery and CP24). Bell Media had at least half of the top 20 programs for Canadian English entertainment specialty and pay TV channels among key adult demographics.
  In Québec, Bell Media maintained its leadership position in the French specialty and pay TV markets, reaching 72% of French-language TV viewers in the average week. Half of the top ten French specialty and pay TV channels among the key viewers aged 25 to 54 were Bell Media properties (Super Écran, Canal D, RDS, Canal Vie and Z).
  Bell Media continued to lead the digital media landscape among Canadian broadcast and video network competitors, reaching a record 68% of the digital audience with an average of 21 million unique visitors per month, 1.3 billion minutes spent and 195 million videos viewed
  Bell Media is Canada’s top radio broadcaster, reaching over 17.4 million listeners who spent over 77 million hours tuned in each week
  AOOH remains a key player in the market with an offering of five innovative product lines and more than 31,000 advertising faces located coast to coast, from Halifax to Vancouver, and strategic sites in Montréal, Ottawa, Toronto, Vancouver, Calgary and Edmonton
Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2016 Annual MD&A, as updated or supplemented in the BCE 2017 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Higher year-over-year revenue, reflecting further CraveTV subscriber growth, TMN’s national expansion that began in March 2016, and growth in outdoor advertising supported by acquisitions and new contract wins
  Operating cost growth driven by higher TV programming and sports broadcast rights costs, as well as continued investment in CraveTV content
  Continued scaling of CraveTV
  Ability to successfully acquire and produce highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content across all screens and platforms
  Increased revenue generation from monetization of content rights and Bell Media properties across all platforms
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 23

4	Financial and capital management	MD&A

4 Financial and capital management

This section describes how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1 Net debt(1)

	JUNE 30, 2017	DECEMBER 31, 2016	$ CHANGE	% CHANGE
Debt due within one year	5,940	4,887	1,053	21.5%
Long-term debt	17,433	16,572	861	5.2%
Preferred shares(2)	2,002	2,002	–	–
Cash and cash equivalents	(557)	(853)	296	34.7%
Net debt	24,818	22,608	2,210	9.8%

(1)	Net debt is a non-GAAP financial measure and does not have a standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net debt in this MD&A for more details including a reconciliation to the most comparable IFRS financial measure.
(2)	50% of outstanding preferred shares of $4,004 million in 2017 and 2016 are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $1,914 million in total debt comprised of debt due within one year and long-term debt was due to:

  the issuance of Series M-44 medium-term notes (MTN) and M-45 MTN debentures at Bell Canada with total principal amounts of $1 billion and $500 million, respectively an increase in our debt of $972 million due to the acquisition of MTS an increase in our notes payable (net of repayments) of $435 million

Partly offset by:

  the repayment of borrowings under our unsecured committed term credit facility of $480 million the early redemption of Series M-35 debentures in the principal amount of $350 million a net decrease of $163 million in our finance lease obligations and other debt

The decrease in cash and cash equivalents of $296 million was due mainly to $1,894 million of capital expenditures, $1,635 million paid for business acquisitions mainly related to the acquisitions of MTS and Cieslok Media, dividends paid on BCE common shares of $1,220 million and $141 million paid for the purchase on the open market of shares for the settlement of share-based payments. This was partly offset by cash from operating activities of $3,467 million, $845 million of debt issuance (net of repayments) and $323 million from the divestiture of approximately one-quarter of postpaid wireless subscribers and 15 retail locations previously held by MTS, as well as certain Manitoba network assets, to TELUS.

4.2 Outstanding share data

COMMON SHARES OUTSTANDING		NUMBER OF SHARES
Outstanding, January 1, 2017		870,706,332
Shares issued under employee stock option plan		1,913,066
Shares issued under employee savings plan (ESP)		88,326
Shares issued for the acquisition of MTS		27,642,714
Outstanding, June 30, 2017		900,350,438

	NUMBER OF	WEIGHTED AVERAGE
STOCK OPTIONS OUTSTANDING	OPTIONS	EXERCISE PRICE ($)
Outstanding, January 1, 2017	10,242,162	52
Granted	2,976,722	59
Exercised(1)	(1,913,066)	46
Forfeited	(181,888)	57
Outstanding, June 30, 2017	11,123,930	55
Exercisable, June 30, 2017	2,656,780	45

(1)	The weighted average share price for options exercised during the six months ended June 30, 2017 was $60.

24 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	4	Financial and capital management	MD&A

4.3 Cash flows

	Q2 2017	Q2 2016	$ CHANGE	% CHANGE	YTD 2017	YTD 2016	$ CHANGE	% CHANGE
Cash flows from operating activities	2,154	1,890	264	14.0%	3,467	3,180	287	9.0%
Capital expenditures	(1,042)	(950)	(92)	(9.7%)	(1,894)	(1,802)	(92)	(5.1%)
Cash dividends paid on preferred shares	(30)	(35)	5	14.3%	(73)	(71)	(2)	(2.8%)
Cash dividends paid by subsidiaries to NCI	(9)	(10)	1	10.0%	(21)	(22)	1	4.5%
Acquisition and other costs paid	21	39	(18)	(46.2%)	104	67	37	55.2%
Free cash flow	1,094	934	160	17.1%	1,583	1,352	231	17.1%
Business acquisitions	–	(1)	1	100.0%	(1,635)	(246)	(1,389)	n.m.
Acquisition and other costs paid	(21)	(39)	18	46.2%	(104)	(67)	(37)	(55.2%)
Business dispositions	–	2	(2)	(100.0%)	–	18	(18)	(100.0%)
Disposition of intangibles and other assets	323	–	323	n.m.	323	–	323	n.m.
Other investing activities	(5)	(15)	10	66.7%	(14)	20	(34)	n.m.
Net (repayment) issuance of debt instruments	(705)	(97)	(608)	n.m.	845	65	780	n.m.
Issue of common shares	41	19	22	n.m.	89	92	(3)	(3.3%)
Repurchase of shares for settlement of share-based payments	(45)	(11)	(34)	n.m.	(141)	(79)	(62)	(78.5%)
Cash dividends paid on common shares	(626)	(592)	(34)	(5.7%)	(1,220)	(1,118)	(102)	(9.1%)
Other financing activities	(9)	(8)	(1)	(12.5%)	(22)	(35)	13	37.1%
Net increase (decrease) in cash and cash equivalents	47	192	(145)	(75.5%)	(296)	2	(298)	n.m.

n.m.: not meaningful

Cash flows from operating activities and free cash flow

Cash flows from operating activities in the second quarter of 2017 increased by $264 million compared to Q2 2016 due to improved working capital and higher adjusted EBITDA, partly offset by higher interest payments, all of which reflected the contribution from MTS.

The increase in cash flows from operating activities of $287 million for the first half of 2017 reflects improved working capital and higher adjusted EBITDA which reflected the contribution from MTS and lower severance payments, partly offset by increased tax and interest payments.

Free cash flow in the second quarter and on a year-to-year basis in 2017 increased by $160 million and $231 million, respectively, compared to the same periods last year, due to an increase in cash flows from operating activities, excluding acquisition and other costs paid, partly offset by higher capital expenditures.

Capital expenditures

	Q2 2017	Q2 2016	$ CHANGE	% CHANGE	YTD 2017	YTD 2016	$ CHANGE	% CHANGE
Bell Wireless	191	183	(8)	(4.4%)	327	345	18	5.2%
Capital intensity ratio	9.7%	10.5%		0.8%	8.7%	10.1%		1.4%
Bell Wireline	818	733	(85)	(11.6%)	1,509	1,402	(107)	(7.6%)
Capital intensity ratio	26.2%	24.6%		(1.6%)	24.7%	23.5%		(1.2%)
Bell Media	33	34	1	2.9%	58	55	(3)	(5.5%)
Capital intensity ratio	4.1%	4.4%		0.3%	3.7%	3.6%		(0.1%)
BCE	1,042	950	(92)	(9.7%)	1,894	1,802	(92)	(5.1%)
Capital intensity ratio	18.3%	17.8%		(0.5%)	17.1%	17.0%		(0.1%)

BCE capital expenditures increased by $92 million in both Q2 2017 and year to date, compared to the same periods last year. Capital expenditures as a percentage of revenue (capital intensity ratio) was 18.3% and 17.1% in Q2 2017 and the first half of the year, respectively, compared to 17.8% and 17.0% in the same respective periods last year. The year-over-year variance reflected:

  Greater year-over-year capital spending in our wireline segment of $85 million and $107 million in Q2 2017 and year to date, respectively, driven by our continued focus on expanding our broadband fibre directly to more homes and businesses, including the rollout of Gigabit Fibe infrastructure in the city of Toronto and other urban areas along with the fibre-to-the-premise (FTTP) build-out in the city of Montréal that was announced on March 27, 2017. The increase in capital expenditures also reflected the impact of the MTS acquisition and increased investment to support the execution of business customer contracts.
  Higher wireless capital investment of $8 million in Q2 2017, compared to last year, whereas year-to-date capital spending declined by $18 million, compared to the same period in 2016. Although our wireless capital spending is at a slower pace year-to-date than last year, we continue to roll- out our 4G LTE mobile network as well as our LTE-A mobile network which reached 81% of the Canadian population at June 30, 2017. Our wireless capital investments also focused on delivering faster speeds, enhancing customer experience and the deployment of small-cell technology to optimize coverage, signal quality and data capacity.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 25

4	Financial and capital management	MD&A

Business acquisitions

On March 17, 2017, BCE acquired all of the issued and outstanding common shares of MTS for a total consideration of $2,933 million, of which $1,339 million was paid in cash and the remaining $1,594 million through the issuance of approximately 27.6 million BCE common shares.

On January 3, 2017, BCE acquired all of the issued and outstanding common shares of Cieslok Media, for a total cash consideration of $161 million.

In Q1 2016, BCE completed the transaction with Corus Entertainment Inc. (Corus) under which Corus waived its HBO content rights in Canada and ceased operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada, thereby allowing Bell Media to become the sole operator of HBO Canada nationally across all platforms and to expand TMN into a national pay TV service. TMN was successfully launched nationally on March 1, 2016. BCE paid to Corus a total consideration of $218 million, of which $21 million was paid in 2015.

Disposition of intangibles and other assets

During Q2 2017, BCE completed the previously announced divestiture of approximately one-quarter of postpaid wireless subscribers and 15 retail locations previously held by MTS, as well as certain Manitoba network assets, to TELUS for total proceeds of $323 million.

Debt instruments

2017

In the second quarter of 2017, we repaid $705 million of debt, net of issuances. This included a decrease in our loans secured by trade receivables of $360 million, the early redemption of Series M-35 debentures with a principal amount of $350 million and payments of finance leases and other debt of $122 million, partly offset by the issuance (net of repayments) of $127 million of notes payable.

In the first half of 2017, we issued $845 million of debt, net of repayments. This included the issuance of Series M-44 and M-45 MTN debentures at Bell Canada with principal amounts of $1 billion and $500 million, respectively, and the issuance (net of repayments) of $435 million of notes payable. These issuances were partly offset by the repayment of borrowings under our unsecured committed term credit facility of $480 million, the early redemption of Series M-35 debentures with a principal amount of $350 million, payments of finance leases and other debt of $250 million and a decrease in our loans secured by trade receivables of $10 million.

2016

In the second quarter of 2016, we repaid $97 million of debt, net of issuances. This included the repayment of Series M-38 debentures with a principal amount of $150 million and payments of finance leases and other debt of $120 million, partly offset by $173 million issuances of notes payable (net of repayments).

In the first half of 2016, we issued $65 million of debt, net of repayments. This included the issuance of Series M-41 MTN debentures at Bell Canada with a principal amount of $750 million and the issuance of $898 million of notes payable. These issuances were partly offset by the early debt redemption of Series M-19 MTN, Series M-23 MTN and Series M-32 debentures, with a principal amount of $200 million, $500 million and $500 million, respectively, the repayment of Series M-38 debentures of $150 million and payments of finance leases and other debt of $233 million.

Cash dividends paid on common shares

In the second quarter of 2017, cash dividends paid on common shares increased by $34 million compared to Q2 2016, due to a higher dividend paid in Q2 2017 of $0.7175 per common share compared to $0.6825 per common share in Q2 2016.

In the first half of 2017, cash dividends paid on common shares increased by $102 million compared to 2016, due to a higher dividend paid in the first half of 2017 of $1.40 per common share compared to $1.3325 per common share for the same period last year.

4.4 Post-employment benefit plans

For the three and six months ended June 30, 2017, we recorded an increase in our post-employment benefit obligations and a loss, before taxes and NCI, in OCI of $351 million and $793 million, respectively. This was due to a lower actual discount rate of 3.6% at June 30, 2017, as compared to 3.8% as March 31, 2017 and 4.0% at December 31, 2016. The loss was partly offset by a higher-than-expected return on plan assets.

For the three and six months ended June 30, 2016, we recorded an increase in our post-employment benefit obligations and a loss, before taxes, in OCI of $423 million and $1,346 million, respectively. This was due to a lower actual discount rate of 3.6% at June 30, 2016, as compared to 3.9% at March 31, 2016 and 4.2% at December 31, 2015. The loss was partly offset by a higher-than-expected return on plan assets.

26 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	4	Financial and capital management	MD&A

4.5 Financial risk management

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

	CLASSIFICATION	FAIR VALUE METHODOLOGY	JUNE 30, 2017		DECEMBER 31, 2016
			CARRYING	FAIR	CARRYING	FAIR
			VALUE	VALUE	VALUE	VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	141	144	166	169
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	130	138	136	145
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	19,218	21,576	17,879	20,093

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	FAIR VALUE
			QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3)(2)
June 30, 2017
Available-for-sale (AFS) publicly-traded and privately-held investments(3)	Other non-current assets	103	1	–	102
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(99)	–	(99)	–
MLSE financial liability(4)	Trade payables and other liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	40	–	95	(55)
December 31, 2016
AFS publicly-traded and privately-held investments(3)	Other non-current assets	103	1	–	102
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	166	–	166	–
MLSE financial liability(4)	Trade payables and other liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	35	–	88	(53)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Unrealized gains and losses on AFS financial assets are recorded in OCI and are reclassified to Other (expense) income in the income statements when realized or when an impairment is determined.
(4)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other (expense) income in the income statements.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 27

4	Financial and capital management	MD&A

Currency exposures

We use foreign currency forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated transactions and certain foreign currency debt. During Q1 2017, we settled a cross currency basis swap with a notional amount of $357 million in U.S. dollars used to hedge borrowings under a credit facility. Refer to Note 9, Debt, in BCE’s Q2 2017 Financial Statements.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $4 million recognized in net earnings at June 30, 2017 and a gain (loss) of $115 million recognized in other comprehensive income at June 30, 2017, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts at June 30, 2017.

		AMOUNTS TO		AMOUNTS
TYPE OF HEDGE	BUY CURRENCY	RECEIVE	SELL CURRENCY	TO PAY	MATURITY	HEDGED ITEM
Cash flow	USD	2,463	CAD	3,292	2017	Commercial paper
Cash flow	USD	413	CAD	536	2017	Anticipated transactions
Cash flow	USD	843	CAD	1,097	2018	Anticipated transactions
Cash flow	CAD	47	USD	36	2018	Anticipated transactions
Economic	USD	205	CAD	272	2017-2018	Anticipated transactions
Economic	CAD	145	USD	113	2017-2018	Anticipated transactions

Interest rate exposures

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $28 million and $24 million, respectively, in net earnings at June 30, 2017, with all other variables held constant.

Equity price exposure

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of share-based payment plans. The fair value of our equity forward contracts at June 30, 2017 was $11 million.

A 5% increase (decrease) in the market price of BCE’s common shares at June 30, 2017 would result in a gain (loss) of $37 million recognized in net earnings, with all other variables held constant.

4.6 Credit ratings

BCE’s and Bell Canada’s key credit ratings remain unchanged from those described in the BCE 2016 Annual MD&A.

4.7 Liquidity

Our cash requirements remain substantially unchanged from those described in the BCE 2016 Annual MD&A.

Litigation

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are updates to the legal proceedings described in the BCE 2016 AIF under section 8, Legal Proceedings, as subsequently updated in the BCE 2017 First Quarter MD&A.

CLASS ACTION CONCERNING SERVICE FEE MODIFICATIONS

On July 10, 2017, the Québec Superior Court authorized the class action in respect of the application initially filed in such court against Bell Canada, Bell ExpressVu Limited Partnership and Bell Mobility on behalf of all consumers whose monthly fees for wireline telephone services, Internet services, Fibe TV services, satellite TV services or wireless postpaid services were unilaterally modified at any time since November 2012. The plaintiff alleges that the notices provided by the defendants of the price increases or reductions of the bundle discount were not compliant under the Québec Consumer Protection Act.

IP INFRINGEMENT LAWSUITS CONCERNING IPTV SYSTEMS

In May 2017, NorthVu Inc. discontinued its appeal of the decision of the Federal Court to dismiss the claim initially filed on April 23, 2013 by Mediatube Corp. and NorthVu Inc. against Bell Canada and Bell Aliant Regional Communications, Limited Partnership (now Bell Canada). Therefore, the appeal of the decision of the Federal Court will proceed only in respect of Mediatube Corp.’s appeal.

Commitments (Off-balance sheet)

As a result of the acquisition of MTS, our commitments for operating leases and purchase obligations increased by approximately $180 million on March 17, 2017.

28 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	5	Quarterly financial information	MD&A

5 Quarterly financial information

BCE’s Q2 2017 Financial Statements were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 2, 2017.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

		2017			2016			2015
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Operating revenues
Service	5,335	5,051	5,169	5,025	4,988	4,908	5,053	4,934
Product	364	333	533	382	352	362	550	411
Total operating revenues	5,699	5,384	5,702	5,407	5,340	5,270	5,603	5,345
Adjusted EBITDA	2,381	2,214	2,121	2,236	2,268	2,163	2,073	2,187
Severance, acquisition and other costs	(36)	(84)	(11)	(25)	(57)	(42)	(152)	(46)
Depreciation	(769)	(722)	(719)	(706)	(713)	(739)	(731)	(727)
Amortization	(211)	(185)	(165)	(161)	(156)	(149)	(136)	(133)
Net earnings	811	725	699	800	830	758	542	791
Net earnings attributable to common shareholders	762	679	657	752	778	707	496	739
Net earnings per common share
Basic	0.84	0.78	0.75	0.87	0.89	0.82	0.58	0.87
Diluted	0.84	0.78	0.75	0.87	0.89	0.82	0.58	0.87
Included in net earnings attributable to common shareholders:
Severance, acquisition and other costs	(27)	(65)	(9)	(20)	(44)	(31)	(112)	(35)
Net (losses) gains on investments	–	(14)	(1)	(12)	(2)	12	(1)	(16)
Early debt redemption costs	(3)	–	–	–	–	(8)	(6)	–
Adjusted net earnings	792	758	667	784	824	734	615	790
Adjusted EPS	0.88	0.87	0.76	0.91	0.94	0.85	0.72	0.93
Average number of common shares outstanding –basic (millions)	900.1	875.7	870.5	869.9	869.1	867.1	853.5	848.9

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 29

6	Regulatory environment	MD&A

6 Regulatory environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2016 Annual MD&A under section 3.3, Principal business risks and section 8, Regulatory environment, as subsequently updated in the BCE 2017 First Quarter MD&A.

Telecommunications Act

PROCEEDINGS REGARDING WHOLESALE DOMESTIC WIRELESS SERVICES

On June 1, 2017, the Federal Cabinet issued an Order to the CRTC directing it to reconsider certain determinations made in Telecom Decision CRTC 2017-56 (Decision 2017-56). In Decision 2017-56, the CRTC determined that Bell Mobility, Rogers Communications Canada Inc. (Rogers) and TCC were required to provide “incidental” but not “permanent” access to their national networks to non-national wireless providers (NNWPs) as part of their respective mandated national Global System for Mobile (GSM) roaming services. The CRTC determined in Decision 2017-56 that the use of generally available public WiFi does not form part of a NNWP’s home network for the purpose of establishing what constitutes incidental roaming access, since public WiFi facilities represent infrastructure that is not necessarily owned, operated or controlled by a NNWP. As a result, NNWPs are effectively prevented from selling their retail services to customers in areas where they rely either on public WiFi facilities or roaming from one or more of Bell Mobility, TCC or Rogers, since customers resident in these areas would be permanently roaming on the national carrier’s network and not roaming in an incidental manner. Among other things, the Federal Cabinet wants the CRTC to consider whether allowing an end-user’s connectivity to public WiFi to count as connectivity to a NNWP’s home network would make Canadian wireless services more affordable, and whether any affordability gains associated with such a changed rule would outweigh any disincentives for the national carriers to continue to invest in their networks. The Federal Cabinet’s Order requires the CRTC to hold another public consultation on this issue and to report back to Cabinet by March 31, 2018. The CRTC initiated that consultation on July 20, 2017 with the issuance of Telecom Notice of Consultation 2017-259. It asks for comment, amongst other things, on whether forms of wireless connectivity, such as WiFi, should be considered as part of a NNWP’s home network. It is unclear what, if any, new rules the CRTC may adopt in reconsidering Decision 2017-56. Moreover, it is unclear what, if any, impact such new rules may have on Bell’s wireless business.

NATIONAL WIRELESS SERVICES CONSUMER CODE

On June 17, 2017, the CRTC issued Telecom Regulatory Policy CRTC 2017-200 (TRP 2017-200) making targeted changes to the Wireless Code and clarifying existing rules. These changes take effect December 1, 2017 and include a prohibition on the sale of locked devices, increased voice, text and data usage allowances for customers to try out their services during the mandatory 15-day buyer’s trial period for purchased devices, additional controls over data and data roaming overage for account holders and a requirement on carriers to treat data as a key contract term that cannot be changed during the commitment period without the customer’s consent. TRP 2017-200 is expected to have an adverse effect on our financial performance.

Broadcasting Act

CHANGES TO SIMULTANEOUS SUBSTITUTION

In addition to the leave to appeal Broadcasting Order CRTC 2016-335 (the Order) filed by Bell Canada, Bell Media and the NFL with the Federal Court of Appeal, on August 1, 2017, BCE filed an application with the CRTC requesting that it rescind the Order arguing that there have been significant negative economic and cultural impacts resulting from the Order. The application is supported by the NFL along with national union Unifor, the Alliance of Canadian Cinema, Television and Radio Artists, the Association of Canadian Advertisers and the Canadian Media Directors’ Council. BCE has also requested that the CRTC temporarily suspend the operation of its Order until after it has formally dealt with the application. This would allow Bell Media to sell advertising for Super Bowl LII in February of 2018.

The CRTC’s decision to eliminate simultaneous substitution for the Super Bowl has had an adverse impact on Bell Media’s conventional TV business and financial results, as a result of a reduction in viewership and advertising revenues and that impact will continue through the contract term unless either the appeal of Bell Canada, Bell Media and the NFL or the application of BCE is successful.

LICENCE RENEWALS

On May 15, 2017, the CRTC issued decisions in which it renewed the TV licences held by the large English-language and French-language ownership groups, including those owned by Bell Media. The CRTC’s decisions were generally positive for Bell Media as no adverse conditions of licence were imposed that could have affected our business and financial performance.

In English-language TV (Broadcasting Decisions CRTC 2017-148 to 2017-151), the CRTC set symmetrical spending requirements across each licensing group for both Canadian programming (minimum 30% of revenues) and certain categories of programs of national interest (minimum 5% of revenues). Given that the new symmetrical requirements for spending on programs of national interest were set below existing spending levels for some groups (including Bell Media), several of the associations that represent creative groups are concerned about what they perceive will be a reduction in spending on this category of programming. Consequently, they have filed petitions pursuant to section 28(1) of the Broadcasting Act, requesting that the Federal Cabinet set aside or refer the decisions back to the CRTC. The Federal Cabinet’s decision is expected no later than August 13, 2017.

In French-language TV (Broadcasting Decisions CRTC 2017-143 to 2017-147), the CRTC set minimum spending requirements for each group on a case-by-case basis, in accordance with recent historical levels. However, the Government of Québec and several of the associations that represent creative groups are concerned that the CRTC did not also set a specific minimum spending requirement relating to original French-language production. Consequently, they have also filed petitions pursuant to section 28(1) of the Broadcasting Act, requesting that the Federal Cabinet refer the decisions back to the CRTC. The Federal Cabinet’s decision is expected no later than August 13, 2017.

30 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	6	Regulatory environment	MD&A

Radiocommunication Act

AUCTION OF RESIDUAL SPECTRUM LICENCES

On July 6, 2017, Innovation, Science and Economic Development Canada (ISED) launched a Consultation on the Licensing Framework for Residual Spectrum Licences in the 700 MHz, 2500 MHz, 2300 MHz, PCS and 1670-1675 MHz Bands. The spectrum licences under consideration were either unassigned or are returned spectrum licences in the above noted spectrum bands. ISED is proposing to keep the aggregation limits in place for the 700 megahertz (MHz) and 2500 MHz spectrum licences. The consultation is scheduled to run over the second half of 2017 with an auction occurring in 2018.

RENEWAL OF AWS-1 AND PERSONAL COMMUNICATIONS SERVICES (PCS) G BLOCK AND I BLOCK SPECTRUM LICENCES

On June 15, 2017, ISED announced a consultation on the licence renewal process for Advanced Wireless Services (AWS-1) spectrum, as well as for the PCS G Block and the I Block spectrum. These spectrum licences were auctioned in 2008 and the licences will begin to expire in December 2018. As part of the consultation, ISED is seeking comments on the proposal that AWS-1 and PCS G Block licences be renewed for 20 years and I Block licences be renewed for 10 years if the existing conditions of licence have been satisfied. In addition, ISED is seeking comments on the proposal to impose deployment conditions with respect to population coverage based on smaller geographic licensing areas.

CONSULTATION ON RELEASING MILLIMETRE WAVE SPECTRUM TO SUPPORT FIFTH GENERATION (5G)

On June 5, 2017, ISED launched a consultation entitled “Consultation on Releasing Millimetre Wave Spectrum to Support 5G”. The consultation addresses the use of three key frequency bands, namely 28 gigahertz (GHz), 37-40 GHz and 64-71 GHz for possible 5G deployment. ISED is seeking comments on a number of key technical and licensing policy considerations for the use of the above noted spectrum. As 5G is expected to be the next major advancement in mobile telecommunications standards, access to the millimetre spectrum will be important in order to facilitate development and the adoption of 5G technology.

600 MHZ SPECTRUM CONSULTATION

As part of its initiative to repurpose the 600 MHz broadcasting band for mobile use, in April 2017, ISED announced and released the new digital television (DTV) allotment plan developed jointly with the United States. The allotment plan provides an allotment for each existing Canadian regular power and low power TV station in operation on August 3, 2015. The repurposing of 600 MHz spectrum will have an impact on existing Bell Media TV broadcasting stations, which will need to transition to alternative spectrum. The extent of such impact is not yet known.

Other key legislation

CANADA’S ANTI-SPAM LEGISLATION

By Order issued on June 2, 2017, the Federal Cabinet deferred indefinitely the coming into force of Canada’s anti-spam legislation’s (CASL) private right of action, which was scheduled to come into force on July 1, 2017. Consequently, individual Canadians will not have the right to commence legal proceedings seeking statutory damages for non-compliance with CASL.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 31

7	Business risks	MD&A

7 Business risks

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

In the BCE 2016 Annual MD&A we provided a detailed review of risks that could affect our financial position, financial performance, cash flows, business or reputation and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks is updated in the BCE 2017 First Quarter MD&A and this MD&A. The risks described in the BCE 2016 Annual MD&A, as updated in the BCE 2017 First Quarter MD&A and this MD&A, include, without limitation, risks associated with:

  regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services the adverse effect of the fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the inability to protect our assets, including networks, IT systems, offices and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters the failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information-based customer service strategies the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend payout policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities, including unauthorized use of our content and the theft of our TV services

32 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	7	Business risks	MD&A

  events affecting the continuity of supply of products and services that we need to operate our business from our third-party suppliers and outsourcers the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards security and data leakage exposure if security control protocols applicable to our cloud-based solutions are bypassed unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

Please see section 9, Business risks of the BCE 2016 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2016 Annual MD&A referred to therein, are incorporated by reference in this section 7.

In addition, please see section 4.7, Liquidity – Litigation in this MD&A and in the BCE 2017 First Quarter MD&A for an update to the legal proceedings described in the BCE 2016 AIF, which sections 4.7 are incorporated by reference in this section 7. Please also see section 6, Regulatory environment in this MD&A and in the BCE 2017 First Quarter MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2016 Annual MD&A, which sections 6 are incorporated by reference in this section 7.

Except for the updates set out in section 4.7, Liquidity – Litigation, in section 6, Regulatory environment and in this section 7, Business risks in this MD&A, as well as in section 4.7, Liquidity – Litigation and in section 6, Regulatory environment in the BCE 2017 First Quarter MD&A, the risks described in the BCE 2016 Annual MD&A remain substantially unchanged.

Update to the description of business risks

FINANCIAL MANAGEMENT

The economic environment, pension rules or ineffective governance could have an adverse effect on our pension obligations, liquidity and financial performance, and we may be required to increase contributions to our post-employment benefit plans in the future.

In June 2017, we filed updated post-employment benefit plans valuations as of December 31, 2016 which confirmed our expected funding for 2017 as disclosed in the BCE 2016 Annual MD&A.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 33

8	Accounting policies, financial measures and controls	MD&A

8 Accounting policies, financial measures and controls

8.1 Our accounting policies

BCE’s Q2 2017 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 2, 2017. The financial statements were prepared using the same basis of presentation, accounting policies and methods of computations as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2016. BCE’s Q2 2017 Financial Statements do not include all of the notes required in the annual financial statements.

Future changes to accounting standards

The following interpretation was issued by the IASB and has not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
International Financial Reporting Interpretations Committee (IFRIC) 23 – Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12 – Income Taxes when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers uncertain tax treatments separately or as a group, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and how an entity considers changes in facts and circumstances.

		We are currently evaluating the impact of IFRIC 23 on our financial statements.	Annual periods beginning on or after January 1, 2019, with early adoption permitted, using either a full retrospective or a modified retrospective approach.

8.2 Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

In Q1 2017, we updated our definition of adjusted net earnings and adjusted EPS to also exclude impairment charges as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented information, to BCE’s Q2 2017 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Net earnings	811	830	1,536	1,588
Severance, acquisition and other costs	36	57	120	99
Depreciation	769	713	1,491	1,452
Amortization	211	156	396	305
Finance costs
Interest expense	238	217	472	436
Interest on post-employment benefit obligations	18	21	36	41
Other expense (income)	1	(41)	(16)	(64)
Income taxes	297	315	560	574
Adjusted EBITDA	2,381	2,268	4,595	4,431
BCE operating revenues	5,699	5,340	11,083	10,610
Adjusted EBITDA margin	41.8%	42.5%	41.5%	41.8%

34 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	8	Accounting policies, financial measures and controls	MD&A

Adjusted net earnings and adjusted EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net losses (gains) on investments, impairment charges, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net losses (gains) on investments, impairment charges, and early debt redemption costs, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

	Q2 2017		Q2 2016		YTD 2017		YTD 2016
	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	762	0.84	778	0.89	1,441	1.62	1,485	1.71
Severance, acquisition and other costs	27	0.04	44	0.05	92	0.11	75	0.08
Net losses (gains) on investments	–	–	2	–	14	0.02	(10)	(0.01)
Early debt redemption costs	3	–	–	–	3	–	8	0.01
Adjusted net earnings	792	0.88	824	0.94	1,550	1.75	1,558	1.79

Free cash flow and dividend payout ratio

The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Cash flows from operating activities	2,154	1,890	3,467	3,180
Capital expenditures	(1,042)	(950)	(1,894)	(1,802)
Cash dividends paid on preferred shares	(30)	(35)	(73)	(71)
Cash dividends paid by subsidiaries to NCI	(9)	(10)	(21)	(22)
Acquisition and other costs paid	21	39	104	67
Free cash flow	1,094	934	1,583	1,352

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 35

8	Accounting policies, financial measures and controls	MD&A

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	JUNE 30, 2017	DECEMBER 31, 2016
Debt due within one year	5,940	4,887
Long-term debt	17,433	16,572
50% of outstanding preferred shares	2,002	2,002
Cash and cash equivalents	(557)	(853)
Net debt	24,818	22,608

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

KPIs

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives.

These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
ARPU	Average revenue per user (ARPU) or subscriber is a measure used to track our recurring revenue streams. Wireless blended ARPU is calculated by dividing certain service revenues by the average subscriber base for the specified period and is expressed as a dollar unit per month.
Capital intensity	Capital expenditures divided by operating revenues.
Churn	Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.
Subscriber unit	Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 120 days following the expiry of the subscriber’s prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

  Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
  NAS subscribers are based on a line count and are represented by a unique telephone number

36 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

	8	Accounting policies, financial measures and controls	MD&A

8.3 Controls and procedures

Disclosure controls and procedures and internal control over financial reporting

In accordance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Chief Executive Officer and the Chief Financial Officer of BCE Inc. have limited the scope of their design of our disclosure controls and procedures and internal control over financial reporting to exclude the controls, policies and procedures of MTS, which we acquired on March 17, 2017. The contribution of the acquired MTS operations to our consolidated financial statements for the six months ended June 30, 2017 was 2% of consolidated revenues and 2% of consolidated net earnings. Additionally, at June 30, 2017, the current assets of the acquired MTS operations represented approximately 2% of consolidated current assets and their current liabilities represented approximately 2% of consolidated current liabilities. The non-current assets of the acquired MTS operations represented approximately 8% of consolidated non-current assets and their non-current liabilities represented approximately 3% of consolidated non-current liabilities. The design of the disclosure controls and procedures and internal control over financial reporting of the acquired MTS operations will be completed for the first quarter of 2018.

Further details related to the acquisition of MTS are disclosed in note 3, Business acquisitions and dispositions, in BCE’s Q2 2017 Financial Statements.

Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 37

Consolidated financial statements

Consolidated financial statements

Consolidated income statements

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30 (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)	NOTE	2017	2016	2017	2016
Operating revenues	4	5,699	5,340	11,083	10,610
Operating costs	4, 5	(3,318)	(3,072)	(6,488)	(6,179)
Severance, acquisition and other costs	4, 6	(36)	(57)	(120)	(99)
Depreciation	4	(769)	(713)	(1,491)	(1,452)
Amortization	4	(211)	(156)	(396)	(305)
Finance costs
Interest expense		(238)	(217)	(472)	(436)
Interest on post-employment benefit obligations	10	(18)	(21)	(36)	(41)
Other (expense) income	7	(1)	41	16	64
Income taxes		(297)	(315)	(560)	(574)
Net earnings		811	830	1,536	1,588
Net earnings attributable to:
Common shareholders		762	778	1,441	1,485
Preferred shareholders		32	35	63	72
Non-controlling interest		17	17	32	31
Net earnings		811	830	1,536	1,588
Net earnings per common share – basic and diluted	8	0.84	0.89	1.62	1.71
Average number of common shares outstanding – basic (millions)		900.1	869.1	888.0	868.1

38 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

Consolidated financial statements

Consolidated statements of comprehensive income

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	2017	2016	2017	2016
Net earnings	811	830	1,536	1,588
Other comprehensive (loss) income, net of income taxes
Items that will be subsequently reclassified to net earnings
Net change in value of available-for-sale (AFS) financial assets, net of income taxes of nil for the three months and six months ended June 30, 2017 and 2016, respectively	–	–	–	5
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $9 million and $1 million for the three months ended June 30, 2017 and 2016, respectively, and $12 million and $27 million for the six months ended June 30, 2017 and 2016, respectively	(30)	(7)	(39)	(79)
Items that will not be reclassified to net earnings
Actuarial losses on post-employment benefit plans, net of income taxes of $95 million and $116 million for the three months ended June 30, 2017 and 2016, respectively, and $214 million and $367 million for the six months ended June 30, 2017 and 2016, respectively(1)	(256)	(307)	(579)	(979)
Other comprehensive loss	(286)	(314)	(618)	(1,053)
Total comprehensive income	525	516	918	535
Total comprehensive income attributable to:
Common shareholders	476	464	823	435
Preferred shareholders	32	35	63	72
Non-controlling interest	17	17	32	28
Total comprehensive income	525	516	918	535

(1)	The discount rate used to value our post-employment benefit obligations at June 30, 2017 was 3.6% compared to 3.8% at March 31, 2017 and 4.0% at December 31, 2016. The discount rate used to value our post-employment benefit obligations at June 30, 2016 was 3.6% compared to 3.9% at March 31, 2016 and 4.2% at December 31, 2015.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 39

Consolidated financial statements

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	JUNE 30, 2017	DECEMBER 31, 2016
ASSETS
Current assets
Cash		420	603
Cash equivalents		137	250
Trade and other receivables		2,845	2,979
Inventory		437	403
Prepaid expenses		550	420
Other current assets		121	200
Total current assets		4,510	4,855
Non-current assets
Property, plant and equipment		23,586	22,346
Intangible assets		13,416	11,998
Deferred tax assets		180	89
Investments in associates and joint ventures		883	852
Other non-current assets		634	1,010
Goodwill	3	10,383	8,958
Total non-current assets		49,082	45,253
Total assets		53,592	50,108
LIABILITIES
Current liabilities
Trade payables and other liabilities		4,270	4,326
Interest payable		168	156
Dividends payable		656	617
Current tax liabilities		175	122
Debt due within one year	9	5,940	4,887
Total current liabilities		11,209	10,108
Non-current liabilities
Long-term debt	9	17,433	16,572
Deferred tax liabilities		2,141	2,192
Post-employment benefit obligations	10	2,488	2,105
Other non-current liabilities		1,245	1,277
Total non-current liabilities		23,307	22,146
Total liabilities		34,516	32,254
EQUITY
Equity attributable to BCE shareholders
Preferred shares	12	4,004	4,004
Common shares	12	20,062	18,370
Contributed surplus		1,145	1,160
Accumulated other comprehensive income		7	46
Deficit		(6,466)	(6,040)
Total equity attributable to BCE shareholders		18,752	17,540
Non-controlling interest		324	314
Total equity		19,076	17,854
Total liabilities and equity		53,592	50,108

40 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

Consolidated financial statements

Consolidated statements of changes in equity

FOR THE PERIOD ENDED JUNE 30, 2017 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)		ATTRIBUTABLE TO BCE SHAREHOLDERS
	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUMU- LATED OTHER COMPRE- HENSIVE INCOME (LOSS)	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY
Balance at January 1, 2017		4,004	18,370	1,160	46	(6,040)	17,540	314	17,854
Net earnings		–	–	–	–	1,504	1,504	32	1,536
Other comprehensive loss		–	–	–	(39)	(579)	(618)	–	(618)
Total comprehensive (loss) income		–	–	–	(39)	925	886	32	918
Common shares issued under employee stock option plan		–	93	(5)	–	–	88	–	88
Common shares issued under employee savings plan		–	5	–	–	–	5	–	5
Other share-based compensation		–	–	(10)	–	(17)	(27)	–	(27)
Common shares issued for the acquisition of Manitoba Telecom Services Inc. (MTS)	3, 12	–	1,594	–	–	–	1,594	–	1,594
Dividends declared on BCE common and preferred shares		–	–	–	–	(1,334)	(1,334)	–	(1,334)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(22)	(22)
Balance at June 30, 2017		4,004	20,062	1,145	7	(6,466)	18,752	324	19,076

FOR THE PERIOD ENDED JUNE 30, 2016 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	ATTRIBUTABLE TO BCE SHAREHOLDERS
	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUMU- LATED OTHER COMPRE- HENSIVE INCOME (LOSS)	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY
Balance at January 1, 2016	4,004	18,100	1,150	119	(6,350)	17,023	306	17,329
Net earnings	–	–	–	–	1,557	1,557	31	1,588
Other comprehensive loss	–	–	–	(71)	(979)	(1,050)	(3)	(1,053)
Total comprehensive (loss) income	–	–	–	(71)	578	507	28	535
Common shares issued under employee stock option plan	–	97	(6)	–	–	91	–	91
Common shares issued under dividend reinvestment plan	–	38	–	–	–	38	–	38
Common shares issued under employee savings plan	–	65	–	–	–	65	–	65
Other share-based compensation	–	–	(4)	–	(9)	(13)	–	(13)
Dividends declared on BCE common and preferred shares	–	–	–	–	(1,258)	(1,258)	–	(1,258)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(23)	(23)
Balance at June 30, 2016	4,004	18,300	1,140	48	(7,039)	16,453	311	16,764

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 41

Consolidated financial statements

Consolidated statements of cash flows

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2017	2016	2017	2016
Cash flows from operating activities
Net earnings		811	830	1,536	1,588
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	6	36	57	120	99
Depreciation and amortization		980	869	1,887	1,757
Post-employment benefit plans cost	10	82	77	150	145
Net interest expense		235	215	465	433
Losses (gains) on investments	7	–	2	12	(14)
Income taxes		297	315	560	574
Contributions to post-employment benefit plans		(86)	(80)	(174)	(170)
Payments under other post-employment benefit plans		(19)	(19)	(38)	(38)
Severance and other costs paid		(40)	(61)	(81)	(147)
Interest paid		(249)	(221)	(472)	(442)
Income taxes paid (net of refunds)		(114)	(102)	(402)	(340)
Acquisition and other costs paid		(21)	(39)	(104)	(67)
Net change in operating assets and liabilities		242	47	8	(198)
Cash flows from operating activities		2,154	1,890	3,467	3,180
Cash flows used in investing activities
Capital expenditures		(1,042)	(950)	(1,894)	(1,802)
Business acquisitions	3	–	(1)	(1,635)	(246)
Business dispositions		–	2	–	18
Disposition of intangibles and other assets	3	323	–	323	–
Other investing activities		(5)	(15)	(14)	20
Cash flows used in investing activities		(724)	(964)	(3,220)	(2,010)
Cash flows used in financing activities
Increase in notes payable		127	173	435	898
Reduction in securitized trade receivables		(360)	–	(10)	–
Issue of long-term debt	9	–	–	1,496	747
Repayment of long-term debt	9	(472)	(270)	(1,076)	(1,580)
Issue of common shares		41	19	89	92
Repurchase of shares for settlement of share-based payments		(45)	(11)	(141)	(79)
Cash dividends paid on common shares		(626)	(592)	(1,220)	(1,118)
Cash dividends paid on preferred shares		(30)	(35)	(73)	(71)
Cash dividends paid by subsidiaries to non-controlling interest		(9)	(10)	(21)	(22)
Other financing activities		(9)	(8)	(22)	(35)
Cash flows used in financing activities		(1,383)	(734)	(543)	(1,168)
Net (decrease) increase in cash		(19)	217	(183)	219
Cash at beginning of period		439	102	603	100
Cash at end of period		420	319	420	319
Net increase (decrease) in cash equivalents		66	(25)	(113)	(217)
Cash equivalents at beginning of period		71	321	250	513
Cash equivalents at end of period		137	296	137	296

42 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

Notes to the consolidated financial statements

Notes to the consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2016 annual consolidated financial statements, approved by BCE’s board of directors on March 2, 2017.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. MTS means, as the context may require, until March 17, 2017, either Manitoba Telecom Services Inc. or, collectively, Manitoba Telecom Services Inc. and its subsidiaries; and Bell MTS means, from March 17, 2017, the combined operations of MTS and Bell Canada in Manitoba.

Note 1 Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional, specialty and pay TV, digital media, radio broadcasting services and out-of-home advertising services to customers nationally across Canada.

Note 2 Basis of presentation and significant accounting policies

The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 2, 2017. The financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2016. The financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

Future changes to accounting standards

The following interpretation was issued by the IASB and has not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
International Financial Reporting Interpretations Committee (IFRIC) 23 – Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12 – Income Taxes when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers uncertain tax treatments separately or as a group, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and how an entity considers changes in facts and circumstances.

		We are currently evaluating the impact of IFRIC 23 on our financial statements.	Annual periods beginning on or after January 1, 2019, with early adoption permitted, using either a full retrospective or a modified retrospective approach.

Note 3 Business acquisitions and dispositions

2017

Acquisition of MTS

On March 17, 2017, BCE acquired all of the issued and outstanding common shares of MTS for a total consideration of $2,933 million, of which $1,339 million was paid in cash and the remaining $1,594 million through the issuance of approximately 27.6 million BCE common shares. BCE funded the cash component of the transaction through debt financing.

Bell MTS is an information and communications technology provider offering wireless, Internet, TV, phone services, security systems and information solutions including unified cloud and managed services to residential and business customers in Manitoba.

The acquisition of MTS will allow us to reach more Canadians through the expansion of our wireless and wireline broadband networks while supporting our goal of being recognized by customers as Canada’s leading communications company.

The results from the acquired MTS operations are included in our Bell Wireline and Bell Wireless segments from the date of acquisition.

The purchase price allocation includes provisional estimates, in particular for property, plant and equipment and finite-life intangible assets. The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 43

Notes to the consolidated financial statements

	NOTE	TOTAL
Cash consideration		1,339
Issuance of 27.6 million BCE common shares(1)		1,594
Total cost to be allocated		2,933
Trade and other receivables		103
Other non-cash working capital		(165)
Assets held for sale(2)		310
Property, plant and equipment		994
Finite-life intangible assets(3)		971
Indefinite-life intangible assets(4)		280
Deferred tax assets		49
Other non-current assets		129
Debt due within one year		(251)
Long-term debt	9	(721)
Other non-current liabilities		(57)
		1,642
Cash and cash equivalents		(16)
Fair value of net assets acquired		1,626
Goodwill(5)		1,307

(1)	Recorded at fair value based on the market price of BCE common shares on the acquisition date.
(2)	Consists of finite and indefinite-life intangible assets recorded at fair value less costs to sell.
(3)	Consists mainly of customer relationships.
(4)	Indefinite-life intangible assets of $228 million and $52 million were provisionally allocated to our Bell Wireless and Bell Wireline groups of cash generating units (CGUs), respectively.
(5)	Goodwill arises principally from the assembled workforce, expected synergies and future growth. Goodwill is not deductible for tax purposes. Goodwill arising from the transaction of $661 million and $646 million was provisionally allocated to our Bell Wireless and Bell Wireline groups of CGUs, respectively.

As a result of the acquisition of MTS, we acquired non-capital tax loss carryforwards of approximately $1.5 billion and recognized a deferred tax asset of approximately $300 million. These non-capital tax loss carryforwards expire in varying amounts from 2026 to 2033.

Also as a result of the acquisition of MTS, our commitments for operating leases and purchase obligations increased by approximately $180 million.

Revenues of $271 million and net earnings of $33 million from the acquired MTS operations are included in the consolidated income statements from the date of acquisition. BCE’s consolidated operating revenues and net earnings for the six months ended June 30, 2017 would have been $11,278 million and $1,544 million, respectively, had the acquisition of MTS occurred on January 1, 2017. These proforma amounts reflect the elimination of intercompany transactions, financing costs and the amortization of certain elements of the purchase price allocation and related tax adjustments.

Subsequent to the acquisition of MTS, on March 17, 2017, BCE transferred to Xplornet Communications Inc. a total of 40 Megahertz (MHz) of 700 MHz, advanced wireless services-1 and 2500 MHz wireless spectrum which was previously held by MTS.

During Q2 2017, BCE completed the previously announced divestiture of approximately one-quarter of postpaid wireless subscribers and 15 retail locations previously held by MTS, as well as certain Manitoba network assets, to TELUS Communications Inc. for total proceeds of $323 million.

44 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

Notes to the consolidated financial statements

Acquisition of Cieslok Media Ltd. (Cieslok Media)

On January 3, 2017, BCE acquired all of the issued and outstanding common shares of Cieslok Media for a total cash consideration of $161 million.

Cieslok Media specializes in large-format outdoor advertising in key urban areas across Canada. This acquisition will contribute to growing and strengthening our digital presence in out-of-home advertising. Cieslok Media is included in our Bell Media segment in our consolidated financial statements.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

TOTAL
Cash consideration	161
Total cost to be allocated	161
Trade and other receivables	11
Other non-cash working capital	(4)
Property, plant and equipment	13
Finite-life intangible assets	6
Indefinite -life intangible assets	76
Deferred tax liabilities	(20)
Other non-current liabilities	(1)
81
Cash and cash equivalents	1
Fair value of net assets acquired	82
Goodwill(1)	79

(1)	Goodwill arises principally from the assembled workforce, expected synergies and future growth. Goodwill is not deductible for tax purposes. The goodwill arising from the transaction was allocated to our Bell Media group of CGUs.

This transaction did not have a significant impact on our consolidated operating revenues and net earnings for the six months ended June 30, 2017.

2016

National expansion of HBO and The Movie Network (TMN)

In Q1 2016, BCE completed a transaction with Corus Entertainment Inc. (Corus) under which Corus waived its HBO content rights in Canada and ceased operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada, thereby allowing Bell Media to become the sole operator of HBO Canada nationally across all platforms and to expand TMN into a national pay TV service. TMN was successfully launched nationally on March 1, 2016. BCE paid to Corus a total cash consideration of $218 million, of which $21 million was paid in 2015.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

Cash consideration	218
Finite-life intangible assets	8
Non-current assets	1
Current liabilities	(3)
Non-current liabilities	(8)
Fair value of net assets acquired	(2)
Goodwill(1)	220

(1)	Goodwill arises principally from the ability to leverage media content and expected future growth. The amount of goodwill deductible for tax purposes is $163 million at a 7% annual rate declining balance. The goodwill arising from the transaction was allocated to our Bell Media group of CGUs.

The transaction is part of our strategy to create, negotiate and deliver premium TV programming to Canadian consumers across more platforms on a national basis.

This transaction did not have a significant impact on our consolidated operating revenues and net earnings for the six months ended June 30, 2016.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 45

Notes to the consolidated financial statements

Note 4 Segmented information

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

On March 17, 2017, BCE acquired all of the issued and outstanding common shares of MTS. The results from the acquired MTS operations are included in our Bell Wireless and Bell Wireline segments from the date of acquisition.

The following tables present financial information by segment for the three month periods ended June 30, 2017 and 2016.

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2017	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTERSEGMENT ELIMINATIONS	BCE
Operating revenues
External customers		1,947	3,069	683	–	5,699
Inter-segment		12	52	113	(177)	–
Total operating revenues		1,959	3,121	796	(177)	5,699
Operating costs	5	(1,108)	(1,815)	(572)	177	(3,318)
Segment profit(1)		851	1,306	224	–	2,381
Severance, acquisition and other costs	6	–	(35)	(1)	–	(36)
Depreciation and amortization		(144)	(798)	(38)	–	(980)
Finance costs
Interest expense						(238)
Interest on post-employment benefit obligations	10					(18)
Other expense	7					(1)
Income taxes						(297)
Net earnings						811

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2016	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTERSEGMENT ELIMINATIONS	BCE
Operating revenues
External customers		1,724	2,938	678	–	5,340
Inter-segment		11	41	101	(153)	–
Total operating revenues		1,735	2,979	779	(153)	5,340
Operating costs	5	(963)	(1,706)	(556)	153	(3,072)
Segment profit(1)		772	1,273	223	–	2,268
Severance, acquisition and other costs	6	(3)	(49)	(5)	–	(57)
Depreciation and amortization		(140)	(692)	(37)	–	(869)
Finance costs
Interest expense						(217)
Interest on post-employment benefit obligations	10					(21)
Other income	7					41
Income taxes						(315)
Net earnings						830

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

46 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

Notes to the consolidated financial statements

The following tables present financial information by segment for the six month periods ended June 30, 2017 and 2016.

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2017	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTERSEGMENT ELIMINATIONS	BCE
Operating revenues
External customers		3,751	5,997	1,335	–	11,083
Inter-segment		22	104	212	(338)	–
Total operating revenues		3,773	6,101	1,547	(338)	11,083
Operating costs	5	(2,104)	(3,533)	(1,189)	338	(6,488)
Segment profit(1)		1,669	2,568	358	–	4,595
Severance, acquisition and other costs	6	(5)	(102)	(13)	–	(120)
Depreciation and amortization		(282)	(1,532)	(73)	–	(1,887)
Finance costs
Interest expense						(472)
Interest on post-employment benefit obligations	10					(36)
Other income	7					16
Income taxes						(560)
Net earnings						1,536

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2016	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTERSEGMENT ELIMINATIONS	BCE
Operating revenues
External customers		3,407	5,880	1,323	–	10,610
Inter-segment		21	82	197	(300)	–
Total operating revenues		3,428	5,962	1,520	(300)	10,610
Operating costs	5	(1,895)	(3,432)	(1,152)	300	(6,179)
Segment profit(1)		1,533	2,530	368	–	4,431
Severance, acquisition and other costs	6	(4)	(91)	(4)	–	(99)
Depreciation and amortization		(281)	(1,404)	(72)	–	(1,757)
Finance costs
Interest expense						(436)
Interest on post-employment benefit obligations	10					(41)
Other income	7					64
Income taxes						(574)
Net earnings						1,588

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 47

Notes to the consolidated financial statements

Note 5 Operating costs

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	NOTE	2017	2016	2017	2016
Labour costs
Wages, salaries and related taxes and benefits		(1,070)	(1,024)	(2,072)	(2,029)
Post-employment benefit plans service cost (net of capitalized amounts)	10	(64)	(56)	(114)	(104)
Other labour costs(1)		(264)	(253)	(517)	(495)
Less:
Capitalized labour		268	253	513	479
Total labour costs		(1,130)	(1,080)	(2,190)	(2,149)
Cost of revenues(2)		(1,686)	(1,548)	(3,320)	(3,123)
Other operating costs(3)		(502)	(444)	(978)	(907)
Total operating costs		(3,318)	(3,072)	(6,488)	(6,179)

(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 6 Severance, acquisition and other costs

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2017	2016	2017	2016
Severance	(16)	(35)	(47)	(57)
Acquisition and other	(20)	(22)	(73)	(42)
Total severance, acquisition and other costs	(36)	(57)	(120)	(99)

Acquisition and other costs

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations and litigation costs, when they are significant. Acquisition costs also include a loss on sale of spectrum licences relating to the MTS acquisition in 2017 and severance and integration costs relating to the privatization of Bell Aliant Inc. in 2016.

Note 7 Other (expense) income

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	NOTE	2017	2016	2017	2016
Net mark-to-market (losses) gains on derivatives used as economic hedges		(4)	37	26	44
Equity income from investments in associates and joint ventures
Operations		12	(4)	31	(1)
Loss on investment		–	–	(2)	–
Losses on retirements and disposals of property, plant and equipment and intangible assets		(9)	(6)	(26)	(14)
(Losses) gains on investments		–	(2)	(12)	14
Early debt redemption costs	9	(4)	–	(4)	(11)
Other		4	16	3	32
Total other (expense) income		(1)	41	16	64

48 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

Notes to the consolidated financial statements

Note 8 Earnings per share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2017	2016	2017	2016
Net earnings attributable to common shareholders – basic	762	778	1,441	1,485
Dividends declared per common share (in dollars)	0.7175	0.6825	1.4350	1.3650
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	900.1	869.1	888.0	868.1
Assumed exercise of stock options(1)	0.9	1.2	0.8	1.1
Weighted average number of common shares outstanding – diluted (in millions)	901.0	870.3	888.8	869.2

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 31,722 for the second quarter of 2017 and 5,803,983 for the first half of 2017, compared to 2,932,719 for both the second quarter and for the first half of 2016.

Note 9 Debt

On May 12, 2017, Bell Canada redeemed, prior to maturity, its 4.37% Series M-35 debentures, having an outstanding principal amount of $350 million which were due on September 13, 2017. We incurred a $4 million early debt redemption charge which was recorded in Other (expense) income in Q2 2017 in the income statement.

In Q2 2017, Bell Canada reclassified its $300 million 4.88% Series M-36 medium term note (MTN) debentures, which mature on April 26, 2018, from long-term debt to short-term debt.

On February 27, 2017, Bell Canada issued 2.70% Series M-44 MTN debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on February 27, 2024. In addition, on the same date, Bell Canada issued 4.45% Series M-45 MTN debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on February 27, 2047.

In Q1 2017, Bell Canada repaid $357 million in U.S. dollars (approximately $480 million in Canadian dollars) representing all of the borrowings outstanding under its unsecured committed term credit facility. Accordingly, this credit facility was closed and the cross currency basis swap which was used to hedge the U.S. currency exposure under such credit facility was settled. See Note 11, Financial assets and liabilities for additional details.

In Q1 2017, Bell Canada reclassified its $1 billion 4.40% Series M-22 MTN debentures, which mature on March 16, 2018, from long-term debt to short-term debt.

In Q1 2017, as a result of the acquisition of MTS on March 17, 2017, Bell Canada assumed MTS’ outstanding unsecured medium term notes. The following table provides details for the principal amounts and fair values assigned to the medium term notes assumed at acquisition.

	INTEREST RATE	MATURITY	AMOUNT
Medium term note	4.59%	October 1, 2018	200
Medium term note	5.625%	December 16, 2019	200
Medium term note	4.00%	May 27, 2024	225
Total long-term debt			625
Fair value adjustment			45
Total long-term debt			670

The trust indentures under which these MTS medium term notes were issued require us to meet specific new issue tests, to make an offer to repurchase the notes upon the occurrence of a change of control event as defined in the trust indentures and impose certain other covenants. We are in compliance with all conditions and restrictions under such trust indentures.

Also as a result of the acquisition of MTS, Bell Canada assumed MTS’ notes payable of $250 million and finance leases of $52 million.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 49

Notes to the consolidated financial statements

Note 10 Post-employment benefit plans

Post-employment benefit plans cost

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs). The costs of these plans are tabled below.

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2017	2016	2017	2016
DB pension	(53)	(52)	(101)	(103)
DC pension	(24)	(22)	(55)	(54)
OPEBs	(1)	(1)	(3)	(3)
Plan amendment gain on OPEBs and DB pension	–	4	16	27
Less:
Capitalized benefit plans cost	14	15	29	29
Total post-employment benefit plans service cost included in operating costs	(64)	(56)	(114)	(104)
Other costs recognized in severance, acquisition and other costs	(4)	–	(4)	5
Total post-employment benefit plans service cost	(68)	(56)	(118)	(99)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2017	2016	2017	2016
DB pension	(5)	(6)	(9)	(12)
OPEBs	(13)	(15)	(27)	(29)
Total interest on post-employment benefit obligations	(18)	(21)	(36)	(41)

MTS’ net post-employment benefit asset was $53 million ($2,735 million fair value of plan assets and $2,682 million post-employment benefit obligations) at the acquisition date of March 17, 2017.

On January 15, 2016, MTS completed the sale of its wholly owned subsidiaries Allstream Inc., Allstream Fibre U.S., and Delphi Solutions Corp (collectively, Allstream), to Zayo Group Holdings Inc. As part of the sale agreement, MTS retained Allstream’s two existing defined benefit pension plans including the benefit obligations for retirees and other former employees. Once regulatory approval is received, the assets and liabilities related to pre-closing service obligations for Allstream’s active employees will be transferred from the existing Allstream defined benefit pension plans to two new Zayo Canada Inc. pension plans.

Note 11 Financial assets and liabilities

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			JUNE 30, 2017		DECEMBER 31, 2016
	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	141	144	166	169
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	130	138	136	145
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	19,218	21,576	17,879	20,093

50 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

Notes to the consolidated financial statements

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

			FAIR VALUE
	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3)(2)
June 30, 2017
AFS publicly-traded and privately-held investments	Other non-current assets	103	1	–	102
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(99)	–	(99)	–
MLSE financial liability(3)	Trade payables and other liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	40	–	95	(55)
December 31, 2016
AFS publicly-traded and privately-held investments	Other non-current assets	103	1	–	102
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	166	–	166	–
MLSE financial liability(3)	Trade payables and other liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	35	–	88	(53)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other (expense) income in the income statements.

Currency exposures

We use foreign currency forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated transactions and certain foreign currency debt. During Q1 2017, we settled a cross currency basis swap with a notional amount of $357 million in U.S. dollars used to hedge borrowings under a credit facility. Refer to Note 9, Debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $4 million recognized in net earnings at June 30, 2017 and a gain (loss) of $115 million recognized in other comprehensive income at June 30, 2017, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts at June 30, 2017.

TYPE OF HEDGE	BUY CURRENCY	AMOUNTS TO RECEIVE	SELL CURRENCY	AMOUNTS TO PAY	MATURITY	HEDGED ITEM
Cash flow	USD	2,463	CAD	3,292	2017	Commercial paper
Cash flow	USD	413	CAD	536	2017	Anticipated transactions
Cash flow	USD	843	CAD	1,097	2018	Anticipated transactions
Cash flow	CAD	47	USD	36	2018	Anticipated transactions
Economic	USD	205	CAD	272	2017-2018	Anticipated transactions
Economic	CAD	145	USD	113	2017-2018	Anticipated transactions

Interest rate exposures

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $28 million and $24 million, respectively, in net earnings at June 30, 2017, with all other variables held constant.

Equity price exposure

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of share-based payment plans. The fair value of our equity forward contracts at June 30, 2017 was $11 million.

A 5% increase (decrease) in the market price of BCE’s common shares at June 30, 2017 would result in a gain (loss) of $37 million recognized in net earnings, with all other variables held constant.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 51

Notes to the consolidated financial statements

Note 12 Share capital

Issuance of common shares

On March 17, 2017, 27.6 million BCE common shares were issued in payment of the equity portion of the purchase price for the acquisition of MTS. See Note 3, Business acquisitions and dispositions for additional details.

Dividend rate reset on first preferred shares

On March 31, 2017, the annual fixed dividend rate on BCE’s Cumulative Redeemable First Preferred Shares, Series AO was reset for the next five years at 4.26% from 4.55%.

Dividends will be paid as and when declared by the board of directors of BCE.

Note 13 Share-based payments

The following share-based payment amounts are included in the consolidated income statements as operating costs.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2017	2016	2017	2016
Employee savings plan (ESP)	(7)	(7)	(14)	(14)
Restricted share units (RSUs) and performance share units (PSUs)	(10)	(14)	(27)	(28)
Other(1)	(2)	(3)	(5)	(7)
Total share-based payments	(19)	(24)	(46)	(49)

(1)	Includes deferred share units (DSUs), deferred share plan (DSP) and stock options.

The following tables summarize the change in outstanding ESP shares, RSUs/PSUs, DSUs and stock options for the period ended June 30, 2017.

ESP

NUMBER OF ESP SHARES
Unvested contributions, January 1, 2017	1,073,212
Contributions(1)	302,277
Dividends credited	24,280
Vested	(286,514)
Forfeited	(72,306)
Unvested contributions, June 30, 2017	1,040,949

(1)	The weighted average fair value of the shares contributed during the six months ended June 30, 2017 was $59.

RSUs/PSUs

NUMBER OF RSUs/PSUs
Oustanding, January 1, 2017	2,928,698
Granted(1)	855,493
Dividends credited	65,989
Settled	(1,088,219)
Forfeited	(65,369)
Outstanding, June 30, 2017	2,696,592

(1)	The weighted average fair value of the RSUs/PSUs granted during the six months ended June 30, 2017 was $58.

52 BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT

Notes to the consolidated financial statements

DSUs

NUMBER OF DSUs
Outstanding, January 1 , 2017	4,131,229
Issued(1)	47,545
Settlement of RSUs/PSUs	101,066
Dividends credited	98,374
Settled	(99,962)
Outstanding, June 30, 2017	4,278,252

(1)	The weighted average fair value of the DSUs issued during the six months ended June 30, 2017 was $59.

STOCK OPTIONS

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1, 2017	10,242,162	52
Granted	2,976,722	59
Exercised(1)	(1,913,066)	46
Forfeited	(181,888)	57
Outstanding, June 30, 2017	11,123,930	55
Exercisable, June 30, 2017	2,656,780	45

(1)	The weighted average share price for options exercised during the six months ended June 30, 2017 was $60.

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2017
Weighted average fair value per option granted	$1.97
Weighted average share price	$58
Weighted average exercise price	$59
Dividend yield	5.0%
Expected volatility	13%
Risk-free interest rate	1.0%
Expected life (years)	4.0

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

BCE Inc. 2017 SECOND QUARTER SHAREHOLDER REPORT 53

This document has been filed by BCE Inc. with the Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s website at BCE.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

INVESTOR RELATIONS

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1 Carrefour Alexander-Graham-Bell
Verdun, Québec H3E 3B3

e-mail: investor.relations@bce.ca
tel: 1-800-339-6353
fax: 514-786-3970

BCE.ca

For additional copies of this document, please contact investor relations.

Pour obtenir un exemplaire de la version française de ce document, contactez les Relations avec les investisseurs.

For further information concerning BCE Inc.’s Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

CST TRUST COMPANY

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tel: 416-360-7725 or 1-800-561-0934
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